UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 8, 2019

This Report on Form 6-K shall be incorporated by reference in our Automatic Shelf Registration Statement on Form F-3 as amended (File No. 333-230651) and our Registration Statements on Form S-8 as amended (File Nos. 333-10990 and 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission file number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒      Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):
Yes: ❑      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):
Yes: ❑      No: ☒

Enclosures: Unaudited condensed consolidated financial statements as of June 30, 2019 and for each of the six month periods ended June 30, 2019 and 2018, prepared in accordance with IFRS, and related management’s discussion.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or “AGA” or the “Company”)
Report
for the six months ended 30 June 2019

Johannesburg, 8 August 2019 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2019.

•	H1 2019 production of 1,554koz, supported by solid Q2 2019 performance trends at Geita, Iduapriem, Tropicana and Mponeng

•	South Africa's cost of sales down 34% year-on-year in H1 2019; safety improvements from new shift arrangements

•	Q2 2019 AIFR best in Company’s history at 3.07 injuries/million hours worked, 27% improvement on Q1 2019

•	Initiative to streamline portfolio continues with sales processes ongoing

•	Capital projects at Obuasi and Tropicana's Boston Shaker on track to deliver key improvements to portfolio

•	Fitch inaugural credit rating of BBB-; two of three ratings now investment grade

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2019	2018	2018
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,554	1,629	3,400
Sold	- oz (000)	1,577	1,651	3,412

Produced from retained operations	- oz (000)	1,554	1,578	3,349

Financial review
Gold income	- $m	1,789	1,922	3,805
Cost of sales	- $m	1,496	1,602	3,173
Total cash costs	- $m	1,146	1,281	2,505
Gross profit	- $m	337	410	772

Price received *	- $/oz	1,299	1,310	1,261
All-in sustaining costs - Subsidiaries *	- $/oz	1,046	1,034	1,000
All-in sustaining costs - Joint Ventures *	- $/oz	744	930	820
All-in costs - Subsidiaries *	- $/oz	1,178	1,131	1,102
All-in costs - Joint Ventures *	- $/oz	761	971	846
Total cash costs - Subsidiaries *	- $/oz	818	832	787
Total cash costs - Joint Ventures *	- $/oz	641	765	680

Profit attributable to equity shareholders	- $m	114	33	133
	- US cents/share	27	8	32
Headline earnings	- $m	120	99	220
	- US cents/share	29	24	53
Profit (loss) before taxation	- $m	181	86	278
Adjusted EBITDA *	- $m	689	723	1,480
Net cash inflow from operating activities	- $m	343	321	857
Total borrowings (including lease liabilities)	- $m	2,249	2,051	2,050
Adjusted net debt *	- $m	1,739	1,786	1,659
Capital expenditure	- $m	318	335	721

Notes: * Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

Published : 8 August 2019
June 2019

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Operations at a glance
for the six months ended 30 June 2019
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs[1]		Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
SOUTH AFRICA	193	(25)	(231)	(34)	15	25	1,169	(11)	1,021	(11)
Vaal River Operations	—	(100)	—	(100)	—	—	—	(100)	—	(100)
Kopanang	—	(100)	—	(100)	—	9	—	(100)	—	(100)
Moab Khotsong	—	(100)	—	(100)	—	(9)	—	(100)	—	(100)
West Wits Operations	114	(4)	(140)	(18)	13	26	1,233	(9)	1,018	(11)
Mponeng	114	(4)	(140)	(18)	13	26	1,233	(9)	1,018	(11)
Total Surface Operations	79	(9)	(91)	(13)	2	(1)	1,076	(6)	1,025	(3)

CONTINENTAL AFRICA	711	2	(783)	(1)	189	4
DRC
Kibali - Attr. 45% [4]	188	12	(170)	(13)	72	40	664	(24)	541	(23)
Ghana
Iduapriem	135	8	(128)	9	55	(2)	814	(12)	732	(6)
Obuasi	—	—	—	(100)	—	(5)	—	—	—	—
Guinea
Siguiri - Attr. 85%	104	(18)	(150)	8	8	(51)	1,145	39	1,078	35
Mali
Morila - Attr. 40% [4]	16	7	(24)	26	(2)	(2)	1,335	1	1,322	23
Sadiola - Attr. 41% [4]	25	(16)	(26)	(27)	6	2	941	(10)	954	(3)
Tanzania
Geita	243	6	(284)	—	50	20	1,078	5	846	(5)
Exploration and other			(1)	(50)	—	2

AUSTRALIA	316	3	(319)	10	97	(3)	939	(11)	704	(11)
Sunrise Dam	136	(11)	(158)	6	27	(18)	1,098	(2)	887	—
Tropicana - Attr. 70%	180	18	(150)	14	81	17	748	(20)	525	(20)
Exploration and other			(11)	19	(11)	(2)

AMERICAS	334	(10)	(385)	(10)	110	(47)	1,004	14	757	14
Argentina
Cerro Vanguardia - Attr. 92.50%	108	(23)	(137)	(24)	47	(45)	860	31	723	48
Brazil
AngloGold Ashanti Mineração	175	—	(191)	1	47	(6)	1,036	4	761	—
Serra Grande	51	(7)	(57)	(11)	12	1	1,195	11	799	—
Exploration and other			—	—	4	3

Total	1,554	(5)

OTHER			2	(68)	3	(12)

			(1,716)	(7)	414	(33)

Equity accounted investments included above			220	(12)	(77)	(40)

AngloGold Ashanti			(1,496)	(7)	337	(73)

[1] Refer to note D under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance June 2019 six months on June 2018 six months - increase (decrease).
[4] Equity accounted joint ventures.

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Financial and Operating Report

FIRST HALF 2019 PERFORMANCE REVIEW
AngloGold Ashanti demonstrated steady progress during the first half of the year, delivering a record safety performance alongside improvements to earnings, costs and margins.

Key projects remain on track and within budget. Obuasi remains a strategic priority for the management team and a key area of growth for our business with work continuing towards achieving its first gold pour at the end of this year. The Siguiri combination plant has now been completed. The development of the underground reserve at Tropicana’s Boston Shaker deposit is making steady progress, creating a runway for the mine to extend its strong contributions to the group.

Comparison of cost of sales

	Six Months	Six Months	Year
	ended	ended	ended
	Jun	Jun	Dec
US Dollar million	2019	2018	2018
Cost of sales	1,496	1,602	3,173
Inventory change	(26)	(25)	(14)
Amortisation of tangible assets	(273)	(294)	(625)
Amortisation of right of use assets	(21)	—	—
Amortisation of intangible assets	(2)	(3)	(5)
Retrenchment costs	(2)	(2)	(4)
Rehabilitation and other non-cash costs	(26)	3	(20)
Total cash costs *	1,146	1,281	2,505
Royalties	(59)	(68)	(135)
Other cash costs	(6)	(5)	(14)
Cash operating costs	1,081	1,208	2,356

* Refer to "Non-GAAP disclosure" for definition.

Group Operating Performance

Production from retained operations for the first six months of 2019 was 1.554Moz, compared to 1.578Moz for the first six months of 2018 (excluding Moab Khotsong and Kopanang).

There was an improvement in group cost of sales and total cash costs over the same period last year. This reflects a solid performance at Kibali with a higher contribution from the underground mine; improved grade-control at Iduapriem along with higher grade ore from Teberebie Cut 1 and Cut 3; higher head grade and mill throughput, alongside better metallurgical recoveries at Tropicana; and a streamlined South Africa portfolio, which delivered a 34% improvement in cost of sales when compared to the same period last year.

In addition, production from Geita increased as a result of improved grades from Nyankanga Block 5 and the underground operations. At Siguiri, production decreased as a result of lower tonnes treated due to the commissioning of the combination plant and the associated challenges in the ramp-up programme, while at Cerro Vanguardia production was impacted by the anticipated reduction in grades in line with current mine plan.

Group Cashflow and Earnings

Revenue from product sales decreased by $176m to $1,826m in the six months ended 30 June 2019 from $2,002m in the corresponding period of 2018, representing a 9% decrease year-on-year. The decrease was due to a 74,000oz, or 4% decrease in gold sold from 1.651Moz for the six months ended 30 June 2018 to 1.577Moz for the corresponding period in 2019, a decrease of $11/oz, or 1% in the gold price received from $1,310/oz for the six months ended 30 June 2018 to $1,299/oz for the corresponding period in 2019 and a decrease in production in South Africa, due to the sale of Moab Khotsong and Kopanang, as well as in the Americas. The decrease in revenue from product sales was partially offset by an increase in production in Australia and Continental Africa.

Cost of sales decreased by $106m, or 7%, from $1,602m in the six months ended 30 June 2018 to $1,496m in the six months ended 30 June 2019. The decrease was due mainly to a $127m, or 11% decrease in cash operating costs from $1,208m in the six months ended 30 June 2018 to $1,081m in the six months ended 30 June 2019. The decrease in cash operating costs was primarily due to a decrease in service related charges at Mponeng and the sale of Kopanang, and Moab Khotsong in South Africa resulting in a decrease in labour costs, stores and consumable costs, fuel and power costs and service related costs. The decrease in royalties of $9m, from $68m in the six months ended 30 June 2018 to $59m in the six months ended 30 June 2019, is due to the decrease in revenue from the lower gold price and production achieved primarily at Cerro Vanguardia. There was a $1m inventory change from $25m in the six months ended 30 June 2018 to $26m in the six months ended 30 June 2019. Rehabilitation and other non-cash costs increased by $29m from $3m credit in the six months ended 30 June 2018 to $26m in the six months ended 30 June 2019. This increase arose from the changes to cash flows, inflation rates and discount rates compared to the same period in 2018.

Total cash costs decreased by $135m from $1,281m in the six months ended 30 June 2018 to $1,146m in the corresponding period of 2019, representing an 11% decrease. The decrease was mainly due to the sale of Moab Khotsong and Kopanang in South Africa as well as a decrease in Australia and the Americas. The decrease was partially offset by an increase at Continental Africa due to inflationary pressures. Total cash

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costs include salaries and wages, stores and other consumables (which include explosives, timber and reagents amongst others), fuel, power and water costs, contractors’ costs and royalties. Cash operating costs in all business segments are largely incurred in local currency where the relevant operation is located. US-Dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentine Peso. During the six months ended 30 June 2019, compared to the same period in 2018, the South African Rand depreciated by 15%, the Brazilian Real by 12%, the Australian Dollar by 9% and the Argentine Peso by 92%. During the six months ended 30 June 2019, the weakening of local currencies against the US Dollar contributed to the decrease of total cash costs in the amount of $86m as compared to the corresponding period of 2018.

Special items decreased by $145m from $151m in the six months ended 30 June 2018 to $6m in the six months ended 30 June 2019, which represents a 96% decrease. Special items the six months ended 30 June 2019 consisted mainly of the derecognition of assets ($9m), retrenchment and related costs ($6m), legal fees and indirect taxes ($7m), partially offset by a refund from the Brazilian power utility ($16m).

Share of associates and joint ventures’ profit increased by $38m from $40m in the six months ended 30 June 2018 to $78m in the six months ended 30 June 2019, representing a 95% increase. The increase was due to an increase in earnings from Kibali due to an increase in production, increase in earnings from Sadiola as well as an impairment reversal at Rand Refinery. The increase was partially offset by a loss at Gramalote.

Taxation expense increased by $22m from an expense of $43m in the six months ended 30 June 2018 to an expense of $65m in the six months ended 30 June 2019, which represents a 51% increase. The increase was mainly as a result of deferred tax credits in South Africa due to the tax effects of the sale of Moab Khotsong and Kopanang in the prior year, lower deferred tax credits in First Uranium due to the derecognition of the Uranium Plant in 2018 and increased deferred tax at Geita due to higher capital expenditure in 2019. This increase was partly offset by lower tax in Guinea and Argentina due to lower earnings in 2019, decreased deferred tax in Australia due to movements in provisions, the reset of AMT tax credits in North America and lower deferred tax from forex exchange movements on non-monetary items in Brazil.

Net profit attributable to equity shareholders increased by $81m from a profit of $33m in the six months ended 30 June 2018 to a profit of $114m in the six months ended 30 June 2019, representing an increase of 245%. The increase was mainly due to the $106m decrease in cost of sales, the $145m decrease in special items and the $38m increase in share of associates and joint ventures’ profit. The increase was partially offset by the $176m decrease in revenue from product sales and the $22m increase in taxation expense.

Profit before taxation increased by $95m from a profit of $86m in the six months ended 30 June 2018 to a profit of $181m in the six months ended 30 June 2019, representing an increase of 110%. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) came in 5% lower at $689m during the first half of 2019, compared to $723m in the first half of last year.

As previously communicated, AngloGold Ashanti’s operating partner at Kibali in the DRC, Barrick Gold Corporation, continues to engage with the DRC government and administration on issues related to the new mining code introduced in 2018, in order to ensure that the mining code equitably balances the interests of the DRC government and capital providers, to allow both to participate fairly in the value creation that the mining industry offers. All holders of mining rights as of June 2018 have reserved their rights under the 2002 Mining Code. Free cash flow continued to be affected by the slower than anticipated Kibali loan repayments, as the country's new administration is in the process of being established. At 30 June 2019, $121m (AngloGold Ashanti's attributable share) has not been repatriated, of which $98m relates to the first six months of 2019. Cash of $31m was received for the six months ended 30 June 2019. AngloGold Ashanti continues to engage with Barrick regarding this matter and it is expected that the cash will be received in the near future.

The Company reported basic earnings attributable to shareholders of $114m, or 27 US cents per share for the first six months of 2019. This compares to basic earnings of $33m, or 8 US cents per share in the first half of last year, which included the adverse impact of $66m (post-tax), or 16 US cents per share related to the impairment of the Mine Waste Solutions Uranium plant in South Africa during that period.

Headline earnings were $120m, or 29 US cents per share, for the first six months of 2019 versus $99m, or 24 US cents per share in the first half of 2018. The earnings were favourably impacted by prior period retrenchment costs related to the restructured South African operations of $22m (post-tax), or 5 US cents per share not repeating; the Brazilian power utility legal settlement received of $11m (post-tax), or 3 US cents per share; and increased earnings from joint ventures, mainly Kibali, of $38m (post-tax), or 9 US cents per share. Adverse impacts on earnings included a decrease in net by-product revenue of $25m (post-tax), or 6 US cents per share mainly relating to a decrease in silver sales and silver price received at Cerro Vanguardia; and an increase in environmental rehabilitation costs of $27m (post-tax and non-cash), or 7 US cents per share as a result of adverse impacts of lower risk-free interest rates used in determining the environmental rehabilitation obligations.

An increase in headline earnings year-on-year was delivered despite the lower production and gold price received, demonstrating a solid performance from a number of the group’s operating assets.

The balance sheet and liquidity position remains robust. Cash and cash equivalents rose 59% year-on-year from $215m at 30 June 2018 to $342m at 30 June 2019. Total borrowings increased by 10% to $2.249bn at 30 June 2019, from $2.051bn at 30 June 2018. Adjusted net debt declined by 3% to $1.739bn at the end of the first half of 2019, from $1.786bn at 30 June 2018. At 30 June 2019, $1.38bn was available on the $1.4bn multi-currency revolving credit facility (RCF), approximately R4.25bn was available from the South African Rand RCFs and other facilities.

The ratio of Adjusted net debt to Adjusted EBITDA at 30 June 2019 was 1.20 times, compared to 1.27 times reported at 31 March 2019 reflecting a positive operating performance trend. This is expected to continue to improve during the course of the year, in line with historical trends as production is expected to increase in the third quarter and even further in the fourth quarter of the year. The current Adjusted net debt to Adjusted EBITDA ratio falls well below the covenant ratio of 3.5 times, which applies under the revolving credit facilities, and continues to move towards AngloGold Ashanti’s own target of 1.0 times, through the cycle.

Capital expenditure (including equity accounted investments) decreased by $17m, or 5%, from $335m for the six months ended 30 June 2018 to $318m for the six months ended 30 June 2019. The decrease was largely related to last year’s South African asset disposals, the completion of investment in processing improvements at Sunrise Dam in Australia, the reduced combination plant capital expenditure at Siguiri, and lower capital spend at Iduapriem and Kibali. The decrease in capital expenditure was partly offset by the growth capital incurred at Obuasi. It is

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expected that the group's capital expenditure will increase in the second half of the year relative to the first half, in line with past trends and taking the Obuasi project investment into consideration.

Summary of operating and cost variations:

Particulars	Six months ended June 2019	Six months ended June 2018	% Variation six months vs prior year six months
Operating review Gold
Production (kozs)	1,554	1,629	(5)
Production from retained operations (kozs)	1,554	1,578	(2)

Financial review
Gold income ($m)	1,789	1,922	(7)
Gold price received ($/oz) ***	1,299	1,310	(1)
Cost of sales ($m)	1,496	1,602	(7)
Total cash costs - Subsidiaries ($/oz) ***	818	832	(2)
Total cash costs - Joint Ventures ($/oz) ***	641	765	(16)
Corporate & marketing costs ($m) *	40	37	8
Exploration & evaluation costs ($m)	51	46	11
All-in sustaining costs - Subsidiaries ($/oz) ** ***	1,046	1,034	1
All-in sustaining costs - Joint Ventures ($/oz) ** ***	744	930	(20)
All-in costs - Subsidiaries ($/oz) ** ***	1,178	1,131	4
All-in costs - Joint Ventures ($/oz) ** ***	761	971	(22)
Profit (loss) before taxation ($m)	181	86	110
Adjusted EBITDA ($m) ***	689	723	(5)
Profit (loss) attributable to equity shareholders ($m)	114	33	245

Net cash inflow from operating activities ($m)	343	321	7
Capital expenditure ($m)	318	335	(5)
* Includes administration and other expenses.
** World Gold Council standard.
*** Refer to "Non-GAAP disclosure" for definition.

SAFETY UPDATE

AngloGold Ashanti’s operations reached a number of significant safety milestones during this first half of the year, as we continue our vigilance and further improve our safety practices to ensure safe workplaces for our colleagues.

The group achieved four consecutive quarters and a total of 449 days without a fatality at 30 June 2019, a first in the Company’s history. The group All Injury Frequency Rate (AIFR) saw a 35% improvement at 3.63 per million hours worked for the six months ended 30 June 2019 from 5.60 per million hours worked in the same period a year ago. For the second quarter in 2019, the Company achieved an AIFR of 3.07 per million hours worked compared to 4.22 per million hours worked in the first quarter in 2019, representing a 27% improvement. The safety performance in the second quarter of this year was the best in the Company’s history.

Operational safety highlights for the second quarter included:

•	Record AIFR of 5.28 per million hours worked at the South Africa operations and lost-time injury rate of 4.58 per million hours worked.

•	Obuasi redevelopment project recorded 1 million Lost Time Injury Free hours on 19 June 2019. Only one injury has been recorded since the start of the project in April 2018.

•	Geita was named Overall Winner in Safety and Health best practice among 40 companies with mining operations in Tanzania.

•	The Geita, Tropicana and Córrego do Sítio operations and the Colombia project had an injury-free quarter.

The Company remains focused on the successful execution of our safe production strategy. Close tracking of High Potential Incidents (HPIs) - low-frequency, high consequence events - remains an important source of learning and encourages heightened awareness. The Company recorded 34% fewer HPIs year-on-year.

Update on Ebola outbreak
The Ebola outbreak in the DRC continues to impact the Ituri and North Kivu provinces of the DRC, which are located more than 500 kilometres from the Kibali operations. Teams at the Kibali mine are working in close collaboration with local and national authorities and partners to monitor outbreak trends and adjust preparedness responses accordingly. Robust infection control measures are in place and awareness programmes have been initiated through a detailed and comprehensive Ebola plan. In addition, daily monitoring continues at the group level. All of the Company’s sites continue to be ready for an Ebola emergency, maintaining systems and resources to detect the virus as early as possible.

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OPERATING HIGHLIGHTS

African Operations

The Continental Africa region delivered a solid operating performance for the six month period ended 30 June 2019, producing 711,000oz compared to 695,000oz.
In the DRC, Kibali’s production increased as underground mining operations reached steady state performance after commissioning of the shaft, thereby displacing lower grade open pit material. This resulted in a 21% increase in recovered grade, partly offset by a 7% decrease in tonnes treated. For the six months ended 30 June 2019, cost of sales decreased by 13% year-on-year from $195m to $170m and total cash costs decreased by 23% year-on-year from $699/oz to $541/oz, mainly due to higher gold production and a lower open-pit stripping ratio resulting in stockpile additions and a corresponding credit to cost. Total cash costs decreased despite the higher royalty rate.

In Tanzania, Geita’s production improved as a result of a 20% increase in recovered grade from Nyankanga Block 5 and from underground operations, despite lower plant throughput due to maintenance of the ball mill end-plate during the first half of the year. For the six months ended 30 June 2019, cost of sales remained unchanged from the prior year at $284m and total cash costs decreased on higher gold production by 5% year-on-year from $891/oz to $846/oz, partly offset by the increased utilisation of stockpile material compared to the same period a year ago.
In Ghana, Iduapriem’s year-on-year increase in production was mainly due to a 10% increase in recovered grade resulting from access to higher grade ore from Teberebie Cut 1 and Cut 3 as well as better grade control practice. This increase was partially offset by a 2% decrease in tonnage treated due to power instability from the national grid resulting in lower plant availability when compared to the previous period. This has been resolved by a power grid changeover to Volta River Authority and GRIDCO pairing, which assisted power stability. Early signs of this change are reflected in improvements in tonnages treated during the month of June 2019, recording significantly increased milled tonnes, the highest ever in the life of the mine. For the six months ended 30 June 2019, cost of sales increased by 9% year-on-year from $117m to $128m and total cash costs decreased by 6% year-on-year from $781/oz to $732/oz on the back of higher production at a lower stripping ratio.

The Iduapriem Stability Agreement expired at the end of April 2019. AngloGold Ashanti (Iduapriem) Limited is in engagement with the Government of Ghana in relation to a new Stability Agreement for the remainder of the operational mine life.

In Guinea, Siguiri's production declined by 18% when compared to the first half of last year from 127,000oz to 104,000oz given the drop in tonnes treated and the processing of lower feed grade material during this period as the combination plant was being commissioned. Total cash costs were impacted by the lower production and higher tonnes mined compared to the same period a year ago. Production trended upwards in the second quarter compared to the first quarter of the year and it is expected that production will continue to improve over the course of the year, as the new hard rock plant continues to be integrated, stabilised and optimised.

In Mali, Sadiola’s production decreased by 16% to 25,000oz for the first six months of 2019 from 30,000oz during the same period last year, reflecting a decrease in recovered grade as plant feed was limited to stockpile treatment. Cost of sales decreased by 28% to $26m for the first half of 2019 from $36m for the same period last year. Total cash costs decreased by 3% to $954/oz for the first half of 2019 from $980/oz for the same period last year, reflecting operational efficiency improvements.

Production at Morila increased by 7% to 16,000oz for the first six months of 2019 from 15,000oz during the same period last year, as a result of increased recovered grade due to the availability and treatment of higher-grade material from the Viper pit, partly offset by the treatment of harder ore compared to the blend of softer tailings and oxides treated in the same period a year ago. Cost of sales increased as a result of an increase in fuel costs and service related charges. Total cash costs were impacted by the higher operating costs, partly alleviated by improved production.
The South Africa region produced 193,000oz at a cost of sales of $231m and at a total cash cost of $1,021/oz for the first half of 2019, compared to 257,000oz (206,000oz from retained operations) at a cost of sales of $352m and at a total cash cost of $1,152/oz ($1,115/oz from retained operations) in the first half of last year. Cost of sales decreased as a result of the sale of Kopanang and Moab Khotsong and the depreciation of the local currency against the US Dollar. Total cash costs decreased year-on-year, attributable to operating efficiencies as well as a weaker exchange rate, partially offset by lower production. Cost reduction initiatives, aimed at calibrating both on- and off-mine cost structures with a smaller production base, are on-going in line with the Company’s focus on operational excellence.
Mponeng produced 114,000oz at a cost of sales of $140m and at a total cash cost of $1,018/oz for the six months ended June 2019, compared with 119,000oz at a cost of sales of $171m and at a total cash cost of $1,147/oz in the first half of last year. The mine experienced some limitations on face length availability as a de-risking process was implemented to manage seismicity in the above 120 level mining area during the first half of the year. Seismicity remains a challenge in the region, which continues to be monitored closely.
Shift arrangements introduced at Mponeng in November 2018 have progressed well. Employees have responded positively to the new schedules, resulting in a 47% improved safety performance, a 19% uplift in productivity and a 6% increased rate of face advancement.
The Surface Operations and Mine Waste Solutions (MWS) production was negatively impacted by intermittent power availability from Eskom and inclement weather, which had an adverse impact on tonnages processed and plant stability, particularly at MWS where it impacted metallurgical efficiencies. Early signs of improvement were evident towards the end of the first half of the year, with better grades at MWS achieved by more efficient blending of feed sources and improving metallurgical efficiencies in the processing plants.
International Operations

The Australia region produced 316,000oz at a cost of sales of $319m and at a total cash cost of $704/oz in the first half of 2019, compared to 306,000oz at a cost of sales of $291m and at a total cash cost of $790/oz in the first half of last year.
At Sunrise Dam, production was 11% lower at 136,000oz for the first six months ended 30 June 2019 compared to 153,000oz during the same period last year. The 11% drop in production was due to a lower mill feed grade and lower metallurgical recovery from the ore mined. The ore in the first quarter of 2018 was sourced from a particularly high grade, coarse-gold zone within Midway Shear that had a high metallurgical recovery. Focus is still very much on ore development in the Vogue ore body, which is expected to increase feed grade and mining flexibility going forward.

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At Tropicana, production increased by 18% to 180,000oz for the first six months of 2019 from 153,000oz during the same period last year, largely driven by higher mill throughput following the successful commissioning of the second ball mill in November 2018. Processing plant throughput is now operating consistently at an annualised rate of 8.1mtpa.

In addition, Tropicana has committed to trialling Autonomous Drilling. This has the potential to improve drill productivity by approximately 15%, reducing the number of drills and operators required from 2020 if the trial is successful. Autonomous drilling is expected to reduce wear, extend drill bit life and improve utilisation of the equipment.

The Americas region produced 334,000oz at a cost of sales of $385m and at a total cash cost of $757/oz for the first half of the 2019 year compared to 371,000oz at a cost of sales of $430m and at a total cash cost of $662/oz in the first half of last year.
In Brazil, AngloGold Ashanti Mineração delivered stable production and cash cost performance when compared to last year. Cost of sales increased as a result of an increase in stores and consumable costs. Total cash costs benefited from the favourable exchange rate against the US Dollar, partially offset by an increase in operational costs as spare parts, power equipment and vehicle-maintenance costs increased. Costs were also impacted by cashflow estimate updates to environmental rehabilitation obligations.
Total development metres at the Cuiabá mine reached a new site record of 1,101m in May 2019, exceeding the previous best of 1,059m recorded in September 2017. This was made possible through the implementation of projects to increase mobile equipment utilisation and reliability, in addition to improving infrastructure and successfully mobilising a new underground development contractor. The new contractor is consistently delivering approximately 300 metres of ore reserve development (ORD) a month.  This performance is expected to further improve and the focus is on priority headings to accelerate access to the deeper and higher grade main ore body. Total development metres for the Cuiabá complex, i.e. Cuiabá and Lamego mines, averaged 1,348m per month for the six months ended 30 June 2019.

Serra Grande saw production decrease by 7% to 51,000oz for the six months ended 30 June 2019, compared to 55,000oz for the six months ended 30 June 2018, reflecting lower ore tonnes mined and treated in line with the mine plan. Cost of sales decreased as a result of the depreciation of the local currency against the US Dollar. Total cash costs benefited from favourable exchange rate impacts and gold inventory movements, partially offset by cost escalation and the lower production levels.
Operational excellence initiatives are focused on improving meters developed, achieving cost reductions, enhancing safety and ensuring effective contractor management. A key focus area is to drive a step-change improvement in development rates across all the operations. This includes extensive internal and external benchmarking to identify best practices in drilling, blasting and ground support along with the optimal development cycle. It is expected that increased ORD will materially improve resource confidence, create flexibility by having additional workplaces which in turn will increase production to match available processing plant capacity.

In Argentina, Cerro Vanguardia´s gold production declined by 23% to 108,000oz for the first six months of 2019 from 141,000oz during the same period last year. The production was impacted by the anticipated reduction in grades compared to the same period last year, in line with current life of mine plans. Cost of sales decreased as a result of the depreciation of the local currency against the US Dollar. Total cash costs were higher as production decreased, and as a result of the inflationary effects mainly on labour costs, and the reduced by-product revenue generated from silver sales. This was partially mitigated by a favourable exchange rate and operational efficiencies derived from lower consumable costs and better advance rates in the underground mine. Costs also benefited from lower heap leach costs and a favourable stockpile movement.
CORPORATE UPDATE

Portfolio Streamlining
AngloGold Ashanti has initiated separate processes to review divestment options for assets in South Africa, Mali and Argentina in an effort to streamline its portfolio, optimise capital allocation and increase focus in areas with the highest potential for growth. These processes, specifically related to its remaining South African assets, the Sadiola mine in Mali and the Cerro Vanguardia mine in Argentina, seek to attract strong buyers who have the ability to invest in the future of these assets. AngloGold Ashanti seeks to achieve what it considers fair value for these assets. Although these processes are underway, they may ultimately not result in any change to the ownership of these assets.

All of the above processes are proceeding. In respect of the process related to the review of divestment options for its remaining South African assets, AngloGold Ashanti has received strong interest and the first phase of a potential sales process, namely desktop due diligence review with a view to the submit indicative proposals, is currently underway. In respect of Cerro Vanguardia, following receipt of indicative proposals, the process proceeded during the second quarter of 2019 to the second phase of further due diligence, including site visits. In respect of Sadiola, various interested parties are continuing to conduct due diligence, including site visits.

Tanzania Arbitration Proceedings Update
In respect of the ongoing arbitration proceedings, which commenced in July 2017, AngloGold Ashanti's focus continues to be on pursuing a collaborative dialogue with the government of Tanzania. As a result, the arbitration proceedings have been further suspended until 13 January 2020.

Silicosis and TB Class Action Settlement Update
On 26 July 2019, the Johannesburg High Court approved the settlement agreement in respect of the silicosis and tuberculosis class action. The class action settlement agreement is between the Occupational Lung Disease Working Group companies, which includes AngloGold Ashanti, and the settlement classes’ representatives as well as the settlement classes’ attorneys. This settlement agreement, resulting from three years of extensive negotiations, provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to date. This is the first class action settlement of its kind in South Africa.

Brazil TSF update
Brazil’s mining industry continues to feel the impact of stricter regulatory oversight and public scrutiny as a result of the collapse of a Tailings Storage Facility (TSF) operated by Vale in Brumadinho that occurred in January 2019. Licensing of TSFs in the state of Minas Gerais in Brazil was suspended in the first quarter in 2019. There are currently several draft bills under consideration at Federal and State levels which include, amongst others, proposals for a surety bond to cover TSFs related incidents, stricter requirements for approval, construction and inspection

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and maintenance of existing and new TSFs, a possible increase in mining royalties and taxes, and the possible removal of existing export incentives. AngloGold Ashanti’s Brazilian operations are in compliance in all material respects with all laws and regulations as provided for in the existing permits.

Change to Board of Directors
On 28 May 2019, AngloGold Ashanti announced the appointment of Ms Maria Ramos as an independent non-executive director to its board of directors, effective 1 June 2019. Ms Ramos will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

Rating action by Fitch Ratings Inc.
On 7 August 2019, Fitch Ratings Inc. (Fitch) confirmed a BBB- long-term corporate credit rating with a stable outlook for AngloGold Ashanti, which falls inside the investment grade category - refer announcement on the Fitch website at https://www.fitchratings.com/site/pr/10085222#. This is the first time Fitch has provided AngloGold Ashanti with a rating. Of the three rating agencies that provide credit ratings to AngloGold Ashanti, two (Moody’s Investor Service and Fitch), now assign the Company investment grade ratings.

Domestic Medium Term Note Programme (DMTN Programme)
The Company will be deregistering its DMTN Programme from the JSE effective on 8 August 2019 per paragraph 1.15 of the JSE’s Debt Listings Requirements.

UPDATE ON CAPITAL PROJECTS

Update on the Obuasi Redevelopment Project
The overall project to achieve a production rate of 4,000tpd remains within budget and on schedule for completion at the end of 2020.

As communicated previously, the schedule to achieve an interim milestone of first gold production at the end of this year at a mining rate of 2,000tpd remains on a tight schedule. As the refurbishment has progressed there has been some growth in the refurbishment scope and the scope of procurement. Some steel work has required more extensive rebuild. The thickener gearboxes, MCCs and variable speed drives are obsolete and no longer have OEM support and are being purchased new. These changes are being managed within the project contingency.

In terms of progress with the sections of plant required for first gold production, mechanical completion is almost complete on the crushing, milling, flotation, biox module no1, and CIL circuits. Refurbishment work remains on the biox CCD circuit. The new jaw crusher and grizzly feeder were delivered to site. The new motor control switch boards are in transit. The electrical contractor has mobilised. The cooling tower has been shipped and is expected to arrive at the end of August 2019.

The work to achieve 4,000tpd at the end of 2020 is progressing well. Engineering is close to completion and is expected to be finalised in the third quarter of this year. Procurement is also close to completion. Demolition is complete. The SAG/Ball mills have been stripped to the shells. Civils have commenced. Major packages for the supply of structural steel and platework have been awarded. The piping package tender is currently in the market. The Paste-Fill plant contract has been awarded. Tenders have been called for the underground shaft, materials handling and pump station.

The operational readiness work is progressing well. Underground mine development is on track with 3,080m completed so far. Development to achieve first stoping, ventilation shaft and KRS shaft access is on schedule. The new GCVS ventilation shaft raise boring contract was awarded. Underground geological drilling commenced with 4 drill rigs now operating.

In compliance with the Reclamation Security Agreement, the mine closure & rehabilitation Community Consultative Committee has been formed. The committee includes representatives from the community and regulators. In line with our commitments, rehabilitation of the old treatment plant and shaft area in the north has commenced.

Ghanaian participation has also been a key commitment and we have made good progress in this area through contracting, procurement and employment. The civils, structural mechanical, electrical, reclamation and fuel supply contracts have been awarded to Ghanaian businesses. As for the mining contract, a joint venture was formed for the water treatment contract. Recruitment has progressed well and has been prioritised to the Obuasi communities and Ghanaian candidates.

A comprehensive Social Management Plan, which is aligned to the Ghanaian development goals has been rolled out and socialised with the community.

While costs remain within budget, due to the later completion of refurbishment work, timing of capital spend has been adjusted. The initial project capital for Obuasi remains around $545m, including $46m for the mining fleet purchased, of which 10% was spent in 2018, 50% is expected to be spent in 2019 and the remainder in 2020.

Siguiri Combination Plant
The combination plant has now been completed. The focus for the third quarter of 2019 will be on treating a higher proportion of hard rock as the crusher is being ramped up to full design throughput, through feed blending and scalping of fine material to assist material flow.

Boston Shaker Underground Project
The Boston Shaker Underground Project at Tropicana commenced on 8 May 2019, with the first blast of the portal taking place in the completed Tropicana pit. Boston Shaker underground is expected to contribute higher grade mill feed, resulting in an improved gold production profile and enhanced cash flow over the remaining life of mine.

Importantly, the project is expected to contribute to Tropicana's cash flow during the period from 2021 to 2023 when the mine plan includes periods of higher waste stripping in the Havana open pit. Ore from the underground mine is expected to enable Tropicana gold production to be maintained at between 450,000oz to 500,000oz per annum (100%) over the next five years (average of 480,000oz over the same period), while providing attractive returns.
The project has achieved approximately 322m of development during the second quarter of 2019 compared to the Feasibility Study target of 155m and remains on track to deliver first gold in the second half of 2020.

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EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the six months ended 30 June 2019 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited contained in the accompanying interim report on pages 10 to 38, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2019 and the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of AngloGold Ashanti Limited for the six months ended 30 June 2019 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director - Ernest Adriaan Lodewyk Botha
Registered Auditor
Chartered Accountant (SA)
07 August 2019

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita

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GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2019	2018	2018
US Dollar million	Notes	Reviewed	Reviewed	Audited

Revenue from product sales	2	1,826	2,002	3,943
Cost of sales	3	(1,496)	(1,602)	(3,173)
Gain (loss) on non-hedge derivatives and other commodity contracts		7	10	2
Gross profit		337	410	772
Corporate administration, marketing and other expenses		(40)	(37)	(76)
Exploration and evaluation costs		(51)	(46)	(102)
Other operating expenses	4	(49)	(57)	(97)
Special items	5	(6)	(151)	(170)
Operating profit (loss)		191	119	327
Interest income		8	9	17
Dividends received		—	—	2
Other gains and (losses)		(1)	3	(9)
Finance costs and unwinding of obligations	6	(96)	(85)	(178)
Fair value adjustments		1	—	(3)
Share of associates and joint ventures' profit (loss)	7	78	40	122
Profit (loss) before taxation		181	86	278
Taxation	8	(65)	(43)	(128)
Profit (loss) after taxation		116	43	150

Allocated as follows:
Equity shareholders		114	33	133
Non-controlling interests		2	10	17
		116	43	150

Basic profit (loss) per ordinary share (cents) (1)		27	8	32
Diluted profit (loss) per ordinary share (cents) (2)		27	8	32
(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2019 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's SVP: Group Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Kelvin Dushnisky (B.Sc. (Honours); M.Sc; J.D.), the Group's Chief Executive Officer. The financial statements for the six months ended 30 June 2019 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) for the period	116	43	150

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	(102)	(150)
Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	(7)	25	9
Actuarial gain (loss) recognised	—	—	5
Deferred taxation thereon	2	—	(5)
	(5)	25	9

Other comprehensive income (loss) for the period, net of tax	4	(77)	(141)

Total comprehensive income (loss) for the period, net of tax	120	(34)	9

Allocated as follows:
Equity shareholders	118	(44)	(8)
Non-controlling interests	2	10	17
	120	(34)	9

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GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2019	2018	2018
US Dollar million	Note	Reviewed	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		3,374	3,478	3,381
Right of use assets	14	179
Intangible assets		121	131	123
Investments in associates and joint ventures		1,573	1,504	1,528
Other investments		136	150	141
Inventories		126	91	106
Trade, other receivables and other assets		119	73	102
Deferred taxation		—	5	—
Cash restricted for use		36	34	35
		5,664	5,466	5,416

Current assets
Other investments		7	6	6
Inventories		649	646	652
Trade, other receivables and other assets		228	252	209
Cash restricted for use		17	19	31
Cash and cash equivalents		342	215	329
		1,243	1,138	1,227

Total assets		6,907	6,604	6,643

EQUITY AND LIABILITIES
Share capital and premium	10	7,192	7,157	7,171
Accumulated losses and other reserves		(4,444)	(4,552)	(4,519)
Shareholders' equity		2,748	2,605	2,652
Non-controlling interests		32	36	42
Total equity		2,780	2,641	2,694

Non-current liabilities
Borrowings		1,324	2,004	1,911
Lease liabilities	14	145
Environmental rehabilitation and other provisions		872	868	827
Provision for pension and post-retirement benefits		102	111	100
Trade, other payables and deferred income		4	2	3
Deferred taxation		293	359	315
		2,740	3,344	3,156

Current liabilities
Borrowings		731	47	139
Lease liabilities	14	49
Trade, other payables, deferred income and provisions		564	536	594
Taxation		43	36	60
		1,387	619	793

Total liabilities		4,127	3,963	3,949

Total equity and liabilities		6,907	6,604	6,643

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GROUP – STATEMENT OF CASH FLOWS

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited
Cash flows from operating activities
Receipts from customers	1,811	1,981	3,947
Payments to suppliers and employees	(1,433)	(1,613)	(3,015)
Cash generated from operations	378	368	932
Dividends received from joint ventures	33	49	91
Taxation refund	7	—	5
Taxation paid	(75)	(96)	(171)
Net cash inflow (outflow) from operating activities	343	321	857

Cash flows from investing activities
Capital expenditure	(293)	(293)	(652)
Dividends from other investments	—	—	2
Proceeds from disposal of tangible assets	2	310	313
Other investments acquired	(28)	(54)	(81)
Proceeds from disposal of other investments	31	76	98
Investments in associates and joint ventures	(2)	(5)	(8)
Loans advanced to associates and joint ventures	(3)	(3)	(5)
Loans repaid by associates and joint ventures	6	—	22
Cash payment to settle the sale of environmental trust fund	—	(32)	(32)
Decrease (increase) in cash restricted for use	12	9	(4)
Interest received	8	7	12
Net cash inflow (outflow) from investing activities	(267)	15	(335)

Cash flows from financing activities
Proceeds from borrowings	154	283	753
Repayment of borrowings	(82)	(500)	(967)
Repayment of lease liabilities	(20)	—	—
Finance costs paid	(68)	(66)	(130)
Lease finance costs paid	(5)	—	—
Bond settlement premium, RCF and bond transaction costs	—	—	(10)
Dividends paid	(43)	(39)	(39)
Net cash inflow (outflow) from financing activities	(64)	(322)	(393)

Net increase (decrease) in cash and cash equivalents	12	14	129
Translation	1	(4)	(5)
Cash and cash equivalents at beginning of period	329	205	205
Cash and cash equivalents at end of period	342	215	329

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GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
	Share capital and premium	Other capital reserves	Accumulated losses Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2017	7,134	124	(3,349)	33	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the period			33				33	10	43
Other comprehensive income (loss)				25		(102)	(77)		(77)
Total comprehensive income (loss)	—	—	33	25	—	(102)	(44)	10	(34)
Shares issued	23						23		23
Share-based payment for share awards net of exercised		(13)					(13)		(13)
Dividends paid			(24)				(24)		(24)
Dividends of subsidiaries							—	(15)	(15)
Transfer of gain on disposal of equity investments			13	(13)			—		—
Translation		(7)	6	1			—		—
Balance at 30 June 2018	7,157	104	(3,321)	46	(16)	(1,365)	2,605	36	2,641

Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the period			114				114	2	116
Other comprehensive income (loss)				(5)		9	4		4
Total comprehensive income (loss)	—	—	114	(5)	—	9	118	2	120
Shares issued	21						21		21
Share-based payment for share awards net of exercised		(12)					(12)		(12)
Dividends paid			(27)				(27)		(27)
Dividends of subsidiaries							—	(16)	(16)
Transactions with non-controlling interests		(4)					(4)	4	—
Translation		2	(2)				—		—
Balance at 30 June 2019	7,192	82	(3,142)	32	(12)	(1,404)	2,748	32	2,780

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Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	244	332	602
Continental Africa	971	972	1,983
Australia	415	390	780
Americas	455	514	1,021
	2,085	2,208	4,386
Equity-accounted investments included above	(296)	(286)	(581)
	1,789	1,922	3,805

By-product revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	1	6	6
Continental Africa	1	2	3
Australia	1	1	2
Americas	35	72	128
	38	81	139
Equity-accounted investments included above	(1)	(1)	(1)
	37	80	138

Gross profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	15	(10)	21
Continental Africa	189	185	380
Australia	97	100	160
Americas	110	157	310
Corporate and other	3	15	3
	414	447	874
Equity-accounted investments included above	(77)	(37)	(102)
	337	410	772

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Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	231	352	590
Continental Africa	783	788	1,607
Australia	319	290	622
Americas	385	430	838
Corporate and other	(2)	(8)	(4)
	1,716	1,852	3,653
Equity-accounted investments included above	(220)	(250)	(480)
	1,496	1,602	3,173

Amortisation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	29	42	72
Continental Africa	172	183	379
Australia	86	63	149
Americas	80	89	192
Corporate and other	2	2	3
	369	379	795
Equity-accounted investments included above	(73)	(82)	(165)
	296	297	630

Capital expenditure

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	29	41	73
Continental Africa	150	139	313
Australia	58	79	156
Americas	80	75	176
Corporate and other	1	1	3
	318	335	721
Equity-accounted investments included above	(25)	(42)	(69)
	293	293	652

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Segmental reporting (continued)

Total assets

	As at	As at	As at
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South Africa	1,102	1,152	1,106
Continental Africa	3,283	3,109	3,135
Australia	956	876	888
Americas	1,309	1,229	1,286
Corporate and other	257	238	228
	6,907	6,604	6,643

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Notes
for the six months ended 30 June 2019

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2018, except for the adoption of new or amended standards applicable from 1 January 2019.

As a result of adopting IFRS 16 Leases, the group has changed its accounting policies. The impact of adopting IFRS 16 Leases and the new accounting policy are disclosed in note 17.

The condensed consolidated interim financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2019. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2018.

Based on materiality, certain comparatives have been aggregated.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Gold income	1,789	1,922	3,805
By-products	37	80	138
Revenue from product sales	1,826	2,002	3,943

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Cash operating costs	1,081	1,208	2,356
Royalties	59	68	135
Other cash costs	6	5	14
Total cash costs	1,146	1,281	2,505
Retrenchment costs	2	2	4
Rehabilitation and other non-cash costs	26	(3)	20
Amortisation of tangible assets	273	294	625
Amortisation of right of use assets	21	—	—
Amortisation of intangible assets	2	3	5
Inventory change	26	25	14
	1,496	1,602	3,173

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4 Other operating expenses

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Care and maintenance costs	39	47	74
Pension and medical defined benefit provisions	4	5	10
Government fiscal claims, care and maintenance of old tailings operations and other expenses	6	5	13
	49	57	97

5 Special items

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Impairment and derecognition of assets	9	94	104
Retrenchment and related costs	6	33	34
Legal fees and other costs related to contract terminations and settlement costs	3	5	17
Brazilian power utility legal settlement	(16)	—	—
Write-down of inventories	—	1	1
Net (profit) loss on disposal of assets	1	22	20
Royalties received	(1)	(6)	(10)
Indirect tax expenses (recoveries)	4	2	4
	6	151	170

6 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Finance costs	75	69	140
Unwinding of obligations	21	16	38
	96	85	178

The interest included within finance costs is calculated at effective interest rates.

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7 Share of associates and joint ventures' profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Revenue	297	286	582
Operating costs, special items and other expenses	(227)	(259)	(472)
Net interest received (paid)	5	4	(8)
Profit (loss) before taxation	75	31	102
Taxation	(13)	(1)	(9)
Profit (loss) after taxation	62	30	93
Net impairment reversal of investments in associates	10	8	15
Net impairment reversal of investments in joint ventures	6	2	14
	78	40	122

8 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

South African taxation
Prior year (over) under provision	(1)	(2)	(2)
Deferred taxation
Impairment and disposal of tangible assets	(2)	(48)	(47)
Other temporary differences	(9)	(27)	(34)
Prior year (over) under provision	(1)	—	(2)
Change in estimated deferred tax rate	—	(19)	(23)
	(13)	(96)	(108)

Foreign taxation
Normal taxation	91	108	243
Prior year (over) under provision	(4)	5	1
Deferred taxation
Temporary differences	(13)	26	(4)
Prior year (over) under provision	4	—	4
Change in estimate	—	—	(7)
Change in statutory tax rate	—	—	(1)
	78	139	236

	65	43	128

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country.  The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved.

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9 Headline earnings (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	114	33	133
Net impairment and derecognition of assets	7	92	102
Net loss (profit) on disposal of assets	1	22	32
Taxation	(2)	(48)	(47)
Headline earnings (loss)	120	99	220

Headline earnings (loss) per ordinary share (cents)(1)	29	24	53
Diluted headline earnings (loss) per ordinary share (cents) (2)	29	24	53

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	413,711,485	410,750,435	411,412,947
Fully vested options	3,007,509	4,720,517	5,709,208
Weighted average number of shares	416,718,994	415,470,952	417,122,155
Dilutive potential of share options	355,659	—	257,250
Dilutive number of ordinary shares	417,074,653	415,470,952	417,379,405

10 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
414,656,454 (June 2018: 411,611,313; Dec 2018: 412,769,980) ordinary shares in issue	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	16	16	16
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	16	16	16

Share premium
Balance at beginning of period	7,208	7,171	7,171
Ordinary shares issued	21	23	37
	7,229	7,194	7,208
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,176	7,141	7,155
Share capital and premium	7,192	7,157	7,171

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11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings
A reconciliation of the borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,050	2,268	2,268
Proceeds from borrowings	154	283	753
Repayment of borrowings	(82)	(500)	(967)
Finance costs paid on borrowings	(61)	(60)	(117)
Interest charged to the income statement	62	62	127
Deferred loan fees	(9)	3	—
Reclassification of finance leases to lease liabilities	(60)	—	—
Translation	1	(5)	(14)
Closing balance	2,055	2,051	2,050

Reconciliation of finance costs paid
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	61	60	117
Commitment fees, environmental guarantees fees and other borrowing costs	7	6	13
Total finance costs paid	68	66	130

Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	—
Lease liabilities recognised	155
Repayment of lease liabilities	(20)
Finance costs paid on lease liabilities	(5)
Interest charged to the income statement	6
Reclassification of finance leases from borrowings	60
Translation	(2)
Closing balance	194

Lease finance costs paid included in the statement of cash flows	5

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12 Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) before taxation	181	86	278
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(7)	(9)	3
Amortisation of tangible and right of use assets	294	294	625
Finance costs and unwinding of obligations	96	85	178
Environmental, rehabilitation and other expenditure	(17)	(32)	(35)
Special items	12	112	106
Amortisation of intangible assets	2	3	5
Fair value adjustments	(1)	—	3
Interest income	(8)	(9)	(17)
Share of associates and joint ventures' (profit) loss	(78)	(40)	(122)
Other non-cash movements	50	10	39
Movements in working capital	(146)	(132)	(131)
	378	368	932

Movements in working capital:
(Increase) decrease in inventories	(24)	30	(9)
(Increase) decrease in trade and other receivables	(88)	(59)	(72)
Increase (decrease) in trade, other payables and deferred income	(34)	(103)	(50)
	(146)	(132)	(131)

13 Financial risk management activities
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Reviewed	Reviewed	Audited

Carrying amount	2,055	2,051	2,050
Fair value	2,149	2,101	2,084

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Equity securities
		Jun	2019			Jun	2018			Dec	2018
	Reviewed				Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other equity securities FVTPL	20			20	22			22	19			19
Other equity securities FVOCI	62			62	75			75	69			69

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Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.
In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.
In South Africa, we have established a trust fund which has assets of ZAR 1.126bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.818bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $5.5m for a current carrying value of the liability of AUD $139.2m. At Iduapriem, we have provided a bond comprising of a cash component of $9.99m with a further bond guarantee amounting to $36.4m issued by Ecobank Ghana Limited, United Bank for Africa (Ghana) Ltd and Barclays Bank (Ghana) Limited for a current carrying value of the liability of $45.9m. At Obuasi, we have provided a bond comprising of a cash component of $20.6m with a further bank guarantee amounting to $30.0m issued equally by Standard Chartered Bank (SCB) and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $176.8m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

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14 Leases

The group leases various assets including buildings, plant and equipment and vehicles. Some of the group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.

	As at Jun 2019
	US Dollar million
Right of use assets	Mine Infrastructure	Land and buildings	Total
Impact of adopting IFRS 16 - 1 January 2019	119	9	128
Transfers and other movements (1)	59	14	73
Additions	28	—	28
Accumulated amortisation and other movements	(38)	(12)	(50)
Net book value	168	11	179
Amortisation for the period	21	—	21

(1) Relates to contracts previously classified as leases under IAS 17 which the group has reassessed upon initial transition as leases under
IFRS 16 as of 1 January 2019.

As at Jun 2019
Amounts recognised in the income statement	US Dollar million
Amortisation expense on right of use assets	21
Interest expense on lease liabilities	6
Expenses on short term leases	49
Expenses on variable lease payments not included in the lease liabilities	116
Expenses on leases of low value assets	1

These expenses are allocated to cost of sales and corporate, administration and other costs.

Total cash outflow for leases during the period amounted to $25 million, consisting of repayments of liabilities of $20m and finance costs paid of $5m.

As at Jun 2019
Lease liabilities	US Dollar million
Non-current	145
Current	49
Total	194

As at Jun 2019
Maturity analysis of lease liabilities	US Dollar million
Undiscounted cash flows
Less than and including 1 year	56
Between 1 and 5 years	101
Five years and more	84
Total	241

As at Jun 2019
Reconciliation between IFRS 16 right of use assets and lease commitments as at 31 December 2018	US Dollar million
Lease liabilities at 1 January 2019	128
Discounting of lease liabilities	16
Non-qualifying leases (1)	121
Lease commitments at 31 December 2018	265

(1) Non-qualifying leases include right of use assets that are short term in nature, low value items, or where the contractual repayment structures are variable in nature only, as well as the service components of qualifying contracts, not capitalised as part of the initial cost of the right of use assets.

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The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group’s treasury function.
All lease contracts contain market review clauses in the event that AngloGold Ashanti exercises its option to renew.

The weighted average incremental borrowing rate at the date of initial application is 5.96%.

15 Capital commitments

		As at	As at	As at
		Jun	Jun	Dec
		2019	2018	2018
	US Dollar million	Reviewed	Reviewed	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	223	111	99

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

16 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2019 and 31 December 2018 are detailed below:

Contingencies and guarantees

	Jun 2019	Dec 2018
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Tax disputes – Brazil (4)	22	21
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	168	144
Groundwater pollution (6)	—	—
Deep groundwater pollution – Africa (7)	—	—

	287	262

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the Ghanaian High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator. AGAG subsequently selected its own arbitrator. These two arbitrators then selected the chairman of the arbitral panel and the panel met on 5 March 2019 to discuss preliminary matters. In March 2019, the arbitrator nominated by AGAG recused himself due to a conflict of interest. AGAG nominated a new arbitrator on 29 April 2019. On 25 July 2019, the panel held an arbitration management meeting to address initial procedural matters.

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(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with the Brazilian tax authorities. These disputes date back to 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the possible amount involved is approximately $22m (2018: $21m).  Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2018: $20m) will be payable if the tax returns were amended. Penalties and interest for the additional taxes may amount to $118m (2018: $115m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Court of Cundinamarca (the trial court for tax litigation). On 23 April 2018, the Administrative Court denied AGAC’s arguments with respect to the 2011 income tax litigation. AGAC subsequently appealed this judgement to the Administrative Supreme Court of Colombia, which heard the case during 2018. A final judgement is expected to be delivered in the next 12 to 18 months.

In addition, in January 2018 AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns, calculating additional tax along with penalties and interest of $10m (2018: $9m). On 21 December 2018, AGAC filed an appeal before the Administrative Court of Cundinamarca in respect of the 2013 assessment. In May 2019, AGAC received notice from the DIAN that it also disagreed with AGAC's 2014 income and equity tax returns on the same basis as the other challenged tax returns, calculating additional tax along with penalties and interest of $8m. In February 2019, Gramalote Colombia Limited (GCL) also received notice from the DIAN that it disagreed with its 2013 income and equity tax returns on the same basis as the AGAC returns, calculating additional tax along with penalties and interest of $9m. In March 2019, GCL also received notice of an amendment to its 2014 income and equity tax returns on the same basis as above, amounting to $3m.

The total amount claimed by the DIAN, related to the above tax matters, amounts to $168m (2018: $144m). The matters are currently pending.

Other

(6)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(7)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

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17 New and amended standards adopted by the group

AngloGold Ashanti adopted IFRS 16 Leases on 1 January 2019 which superseded IAS 17 Leases (see note 14 for detailed lease disclosures) and IFRIC 23 Uncertainty Over Income Tax Treatments.

The impact of the adoption of IFRS 16 and the new accounting policy are disclosed below.

The adoption of IFRS 16 has resulted in the recognition of right of use assets and related liabilities, previously not recognised on the statement of financial position.

The group has elected to apply IFRS 16 utilising the modified retrospective approach, no cumulative effect of initially applying IFRS 16 was identified and recognised as an adjustment to the opening balance of retained earnings. The cumulative impact on the adoption of IFRS 16 results in the recognition of right of use assets, lease liabilities and the ensuing deferred tax. Refer to Note 14 for the detail on the right of use assets and lease liabilities. The ability to set off deferred tax assets and liabilities resulted in an immaterial adjustment to the overall net deferred tax balance of the group. Comparative information has not been restated.

The group has applied the following practical expedients upon transition to the new standard:

Transition options applied:

•
Leases with a remaining contract period of less than one year will not be recorded on the statement of financial position and the lease payments will be expensed in the income statement on a straight-line basis.

•	The right-of-use asset is based on the lease liability recognised.

Practical expedients:

•	The short-term lease exemption - leases with a duration of less than a year will be expensed in the income statement on a straight-line basis.

•
The low value lease exemption - the group has elected to take the low value exemption with a value of $10k for the individual leased asset value. Further, the group has added an exception within its accounting policy to not capitalise leases with a net present value of $250,000 based on an IAS 1 materiality assessment.

•	Exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application.

•	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The leases accounting policy applicable from 1 January 2019:

The group assesses whether a contract is or contains a lease, at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance.

For contracts previously classified as leases under IAS 17, the group has reassessed whether the contract is or contains a lease upon initial transition to the new standard and has also performed an assessment to identify significant contracts which have not previously classified as leases, but which may be a lease under the new standard.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term shall be determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if AngloGold Ashanti is reasonably certain to make use of that option; and / or

•	Periods covered by an option to terminate the lease, if AngloGold Ashanti is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37

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Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The group applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

The adoption of IFRIC 23 had no impact on the group at 30 June 2019.

18 Announcements

Notification of change in Debt Sponsor - On 11 January 2019, bondholders were advised that AngloGold Ashanti has terminated Rand Merchant Bank (A division of FirstRand Bank Limited) as its Debt Sponsor and have appointed The Standard Bank of South Africa Limited as its Debt Sponsor, effective 31 January 2019.

Sale of Greenfields Exploration tenements in Colombia - On 5 March 2019, AngloGold Ashanti announced an agreement with Royal Road Minerals Limited for the sale of its interests in Northern Colombia Holdings Limited.

Boston Shaker underground mine to go ahead at Tropicana - On 28 March 2019, AngloGold Ashanti Australia Limited (70% and manager) and Independence Group NL (30%) approved the development of the Boston Shaker Underground Project at the Tropicana Gold Mine in Western Australia.

AngloGold Ashanti starts process to review divestment options for South African assets - On 9 May 2019, AngloGold Ashanti announced that it was embarking on a process to review divestment options for its remaining South African assets. This process will consider all ownership options, with a view to maximising the value and future prospects of these assets.

AngloGold Ashanti announces a change to its Board of Directors - On 28 May 2019, AngloGold Ashanti announced the appointment of Ms Maria Ramos as an independent non-executive director to its board of directors, effective 1 June 2019. Ms Ramos will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

High Court approves settlement of the Silicosis and TB class action - On 26 July 2019, a full bench of the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action suit. The settlement is between the Occupational Lung Disease Working Group - representing African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Stillwater, and settlement classes’ representatives as well as the settlement classes’ attorneys Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre.

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19 Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa. The following is condensed consolidating financial information for the Company as of 30 June 2019, 2018 and 31 December 2018 and for the six months ended 30 June 2019, 2018 and for the year ended 31 December 2018, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Condensed consolidating statements of income for the six months ended 30 June 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	190	—	1,636	—	1,826
Cost of sales	(179)	—	(1,317)	—	(1,496)
Gain (loss) on non-hedge derivatives and other commodity contracts	2	—	5	—	7
Gross profit (loss)	13	—	324	—	337
Corporate administration, marketing and other income (expenses)	(24)	3	(9)	(10)	(40)
Exploration and evaluation costs	—	—	(51)	—	(51)
Other operating income (expenses)	(23)	—	(26)	—	(49)
Special items	(12)	3	7	(4)	(6)
Operating profit (loss)	(46)	6	245	(14)	191
Interest income	2	1	5	—	8
Other gains and (losses)	—	(2)	1	—	(1)
Finance costs and unwinding of obligations	(11)	(53)	(32)	—	(96)
Fair value adjustments	—	—	1	—	1
Share of associates and joint ventures’ profit (loss)	—	—	68	10	78
Equity gain (loss) in subsidiaries	156	294	—	(450)	—
Profit (loss) before taxation	101	246	288	(454)	181
Taxation	13	—	(78)	—	(65)
Profit (loss) for the period	114	246	210	(454)	116
Allocated as follows:
Equity shareholders	114	246	208	(454)	114
Non-controlling interests	—	—	2	—	2
	114	246	210	(454)	116

Comprehensive income (loss)	118	243	207	(448)	120
Comprehensive (income) loss attributable to non-controlling interests	—	—	(2)	—	(2)
Comprehensive income (loss) attributable to AngloGold Ashanti	118	243	205	(448)	118

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Condensed consolidating statements of income for the six months ended 30 June 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	280	—	1,722	—	2,002
Cost of sales	(295)	—	(1,307)	—	(1,602)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	3	7	10
Gross profit (loss)	(15)	—	418	7	410
Corporate administration, marketing and other income (expenses)	(28)	(2)	1	(8)	(37)
Exploration and evaluation costs	(3)	—	(43)	—	(46)
Other operating income (expenses)	(24)	—	(33)	—	(57)
Special items	(13)	(2)	(139)	3	(151)
Operating profit (loss)	(83)	(4)	204	2	119
Interest income	—	2	7	—	9
Other gains and (losses)	—	—	3	—	3
Finance costs and unwinding of obligations	(13)	(53)	(19)	—	(85)
Share of associates and joint ventures’ profit (loss)	6	—	32	2	40
Equity gain (loss) in subsidiaries	53	304	—	(357)	—
Profit (loss) before taxation	(37)	249	227	(353)	86
Taxation	70	—	(113)	—	(43)
Profit (loss) for the period	33	249	114	(353)	43
Allocated as follows:
Equity shareholders	33	249	104	(353)	33
Non-controlling interests	—	—	10	—	10
	33	249	114	(353)	43

Comprehensive income (loss)	(44)	227	124	(341)	(34)
Comprehensive loss (income) attributable to non-controlling interests	—	—	(10)	—	(10)
Comprehensive income (loss) attributable to AngloGold Ashanti	(44)	227	114	(341)	(44)

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Condensed consolidating statements of income for the year ended 31 December 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	498	—	3,445	—	3,943
Cost of sales	(494)	—	(2,679)	—	(3,173)
Gain (loss) on non-hedge derivatives and other commodity contracts	(4)	—	6	—	2
Gross profit (loss)	—	—	772	—	772
Corporate administration, marketing and other income (expenses)	(12)	(20)	(13)	(31)	(76)
Exploration and evaluation costs	(4)	—	(98)	—	(102)
Other operating income (expenses)	(46)	3	(54)	—	(97)
Special items	(15)	8	(155)	(8)	(170)
Operating profit (loss)	(77)	(9)	452	(39)	327
Dividends received	2	—	—	—	2
Interest income	—	4	13	—	17
Other gains and (losses)	—	(6)	(3)	—	(9)
Finance costs and unwinding of obligations	(23)	(107)	(48)	—	(178)
Fair value adjustments	—	—	(3)	—	(3)
Share of associates and joint ventures’ profit (loss)	6	—	107	9	122
Equity gain (loss) in subsidiaries	142	490	—	(632)	—
Profit (loss) before taxation	50	372	518	(662)	278
Taxation	83	—	(211)	—	(128)
Profit (loss) for the period	133	372	307	(662)	150
Allocated as follows:
Equity shareholders	133	372	290	(662)	133
Non-controlling interests	—	—	17	—	17
	133	372	307	(662)	150

Comprehensive income (loss)	(8)	320	301	(604)	9
Comprehensive loss (income) attributable to non-controlling interests	—	—	(17)	—	(17)
Comprehensive income (loss) attributable to AngloGold Ashanti	(8)	320	284	(604)	(8)

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Condensed consolidating statement of financial position as at 30 June 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible assets	629	—	2,745	—	3,374
Right of use assets	3	—	176	—	179
Intangible assets	1	—	121	(1)	121
Investments in associates and joint ventures	2,504	4,245	1,437	(6,613)	1,573
Other investments	1	2	135	(2)	136
Inventories	—	—	126	—	126
Trade and other receivables	—	29	119	(29)	119
Cash restricted for use	—	—	36	—	36
	3,138	4,276	4,895	(6,645)	5,664
Current Assets
Other investments	—	7	—	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	356	474	1,206	(1,159)	877
Cash restricted for use	—	—	17	—	17
Cash and cash equivalents	23	102	217	—	342
	379	583	1,440	(1,159)	1,243

Total assets	3,517	4,859	6,335	(7,804)	6,907

EQUITY AND LIABILITIES
Share capital and premium	7,192	6,096	837	(6,933)	7,192
(Accumulated losses) retained earnings and other reserves	(4,444)	(3,203)	1,397	1,806	(4,444)
Shareholders' equity	2,748	2,893	2,234	(5,127)	2,748
Non-controlling interests	—	—	32	—	32
Total equity	2,748	2,893	2,266	(5,127)	2,780

Non-current liabilities	345	1,028	1,367	—	2,740
Current liabilities including intergroup balances	424	938	2,702	(2,677)	1,387
Total liabilities	769	1,966	4,069	(2,677)	4,127

Total equity and liabilities	3,517	4,859	6,335	(7,804)	6,907

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Condensed consolidating statement of financial position as at 30 June 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible assets	656	—	2,822	—	3,478
Intangible assets	—	—	132	(1)	131
Investments in associates and joint ventures	2,357	4,294	1,359	(6,506)	1,504
Other investments	1	9	142	(2)	150
Inventories	1	—	90	—	91
Trade and other receivables	—	29	73	(29)	73
Deferred taxation	—	—	5	—	5
Cash restricted for use	—	—	34	—	34
	3,015	4,332	4,657	(6,538)	5,466
Current Assets
Other investments	—	6	—	—	6
Inventories, trade and other receivables, intergroup balances and other current assets	386	230	1,184	(902)	898
Cash restricted for use	—	—	19	—	19
Cash and cash equivalents	3	96	116	—	215
	389	332	1,319	(902)	1,138

Total assets	3,404	4,664	5,976	(7,440)	6,604

EQUITY AND LIABILITIES
Share capital and premium	7,157	6,096	821	(6,917)	7,157
(Accumulated losses) retained earnings and other reserves	(4,552)	(3,397)	1,442	1,955	(4,552)
Shareholders' equity	2,605	2,699	2,263	(4,962)	2,605
Non-controlling interests	—	—	36	—	36
Total equity	2,605	2,699	2,299	(4,962)	2,641

Non-current liabilities	301	1,733	1,310	—	3,344
Current liabilities including intergroup balances	498	232	2,367	(2,478)	619
Total liabilities	799	1,965	3,677	(2,478)	3,963

Total equity and liabilities	3,404	4,664	5,976	(7,440)	6,604

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Condensed consolidating statement of financial position as at 31 December 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible assets	625	—	2,756	—	3,381
Intangible assets	1	—	123	(1)	123
Investments in associates and joint ventures	2,383	4,255	1,398	(6,508)	1,528
Other investments	2	3	138	(2)	141
Inventories	1	—	105	—	106
Trade and other receivables	—	29	102	(29)	102
Cash restricted for use	—	—	35	—	35
	3,012	4,287	4,657	(6,540)	5,416
Current Assets
Other investments	—	6	—	—	6
Inventories, trade and other receivables, intergroup balances and other current assets	390	416	1,166	(1,111)	861
Cash restricted for use	—	—	31	—	31
Cash and cash equivalents	7	97	225	—	329
	397	519	1,422	(1,111)	1,227

Total assets	3,409	4,806	6,079	(7,651)	6,643

EQUITY AND LIABILITIES
Share capital and premium	7,171	6,096	821	(6,917)	7,171
(Accumulated losses) retained earnings and other reserves	(4,519)	(3,310)	1,406	1,904	(4,519)
Shareholders' equity	2,652	2,786	2,227	(5,013)	2,652
Non-controlling interests	—	—	42	—	42
Total equity	2,652	2,786	2,269	(5,013)	2,694

Non-current liabilities	319	1,734	1,103	—	3,156
Current liabilities including intergroup balances	438	286	2,707	(2,638)	793
Total liabilities	757	2,020	3,810	(2,638)	3,949

Total equity and liabilities	3,409	4,806	6,079	(7,651)	6,643

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Condensed consolidating statements of cash flows for the six months ended 30 June 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(23)	3	398	—	378
Net movement in intergroup receivables and payables	31	(113)	85	(3)	—
Dividends received from joint ventures	—	33	—	—	33
Taxation refund	—	—	7	—	7
Taxation paid	—	—	(75)	—	(75)
Net cash inflow (outflow) from operating activities	8	(77)	415	(3)	343

Cash flows from investing activities
Capital expenditure	(26)	—	(267)	—	(293)
Proceeds from disposal of tangible assets	—	—	2	—	2
Other investments acquired	—	—	(28)	—	(28)
Proceeds from disposal of other investments	—	—	31	—	31
Investments in associates and joint ventures	—	—	(2)	—	(2)
Net loans repaid by (advanced to) associates and joint ventures	—	4	(1)	—	3
Increase in investment in subsidiary	(16)	—	—	16	—
Disposal (acquisition) of subsidiaries	—	(3)	3	—	—
Decrease (increase) in cash restricted for use	—	—	12	—	12
Interest received	2	1	5	—	8
Net cash inflow (outflow) from investing activities	(40)	2	(245)	16	(267)

Cash flows from financing activities
Increase in share capital	—	—	16	(16)	—
Proceeds from borrowings	117	—	37	—	154
Repayment of borrowings	(81)	—	(1)	—	(82)
Repayment of lease liabilities	(1)	—	(19)	—	(20)
Finance costs paid	(3)	(51)	(14)	—	(68)
Lease finance costs paid	—	—	(5)	—	(5)
Dividends paid	(28)	—	(15)	—	(43)
Intergroup dividends received (paid)	44	131	(175)	—	—
Net cash inflow (outflow) from financing activities	47	80	(175)	(16)	(64)

Net increase (decrease) in cash and cash equivalents	15	5	(5)	(3)	12
Translation	1	—	(3)	3	1
Cash and cash equivalents at beginning of period	7	97	225	—	329
Cash and cash equivalents at end of period	23	102	217	—	342

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Condensed consolidating statements of cash flows for the six months ended 30 June 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(126)	(6)	491	9	368
Net movement in intergroup receivables and payables	75	(64)	(13)	2	—
Dividends received from joint ventures	—	49	—	—	49
Taxation paid	—	—	(96)	—	(96)
Net cash inflow (outflow) from operating activities	(51)	(21)	382	11	321

Cash flows from investing activities
Capital expenditure	(35)	—	(258)	—	(293)
Proceeds from disposal of tangible assets	303	—	1	6	310
Other investments acquired	—	—	(54)	—	(54)
Proceeds from disposal of other investments	—	—	76	—	76
Investments in associates and joint ventures	—	—	(5)	—	(5)
Net loans repaid by (advanced to) associates and joint ventures	—	(3)	—	—	(3)
Cash payment to settle the sale of environmental trust fund	(32)	—	—	—	(32)
Disposal (acquisition) of subsidiaries	—	(6)	6	—	—
Decrease (increase) in cash restricted for use	—	1	9	(1)	9
Interest received	—	1	6	—	7
Net cash inflow (outflow) from investing activities	236	(7)	(219)	5	15

Cash flows from financing activities
Proceeds from borrowings	191	45	47	—	283
Repayment of borrowings	(377)	(80)	(43)	—	(500)
Finance costs paid	(7)	(51)	(8)	—	(66)
Dividends paid	(24)	—	(15)	—	(39)
Intergroup dividends received (paid)	25	189	(215)	1	—
Net cash inflow (outflow) from financing activities	(192)	103	(234)	1	(322)

Net increase (decrease) in cash and cash equivalents	(7)	75	(71)	17	14
Translation	(1)	—	14	(17)	(4)
Cash and cash equivalents at beginning of period	11	21	173	—	205
Cash and cash equivalents at end of period	3	96	116	—	215

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Condensed consolidating statements of cash flow for the year ended 31 December 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(120)	(18)	1,062	8	932
Net movement in intergroup receivables and payables	73	(215)	130	12	—
Dividends received from joint ventures	—	91	—	—	91
Taxation refund	—	—	5	—	5
Taxation paid	—	—	(171)	—	(171)
Net cash inflow (outflow) from operating activities	(47)	(142)	1,026	20	857

Cash flows from investing activities
Capital expenditure	(64)	—	(588)	—	(652)
Proceeds from disposal of tangible assets	303	—	4	6	313
Dividends from other investments	2	—	—	—	2
Other investments acquired	—	—	(81)	—	(81)
Proceeds from disposal of other investments	—	—	98	—	98
Investments in associates and joint ventures	—	—	(8)	—	(8)
Net loans repaid by (advanced to) associates and joint ventures	9	10	(2)	—	17
Cash payment to settle the sale of environmental trust fund	(32)	—	—	—	(32)
Disposal (acquisition) of subsidiaries	—	(7)	7	—	—
Decrease (increase) in cash restricted for use	—	1	(4)	(1)	(4)
Interest received	—	1	11	—	12
Net cash inflow (outflow) from investing activities	218	5	(563)	5	(335)

Cash flows from financing activities
Proceeds from borrowings	407	45	301	—	753
Repayment of borrowings	(570)	(80)	(317)	—	(967)
Finance costs paid	(12)	(102)	(16)	—	(130)
Bond settlement premium, RCF and bond transaction costs	—	(10)	—	—	(10)
Dividends paid	(24)	—	(15)	—	(39)
Intergroup dividends received (paid)	25	360	(386)	1	—
Net cash inflow (outflow) from financing activities	(174)	213	(433)	1	(393)

Net increase (decrease) in cash and cash equivalents	(3)	76	30	26	129
Translation	(1)	—	22	(26)	(5)
Cash and cash equivalents at beginning of year	11	21	173	—	205
Cash and cash equivalents at end of year	7	97	225	—	329

By order of the Board

SM PITYANA KPM DUSHNISKY                     KC RAMON
Chairman Chief Executive Officer                    Chief Financial Officer

7 August 2019

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Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, "all-in costs", "all-in-costs per ounce", "Net debt", "Adjusted net debt" and "Adjusted EBITDA" have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and "all-in costs". The calculation of total cash costs, total cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.  However, we believe that total cash costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;
• the trend in costs as the mine matures over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

"Net debt", "Adjusted net debt" and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received / Price received per ounce

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,789	1,922	3,805
Adjusted for non-controlling interests	(36)	(45)	(84)
	1,753	1,877	3,721
Associates and joint ventures' share of gold income including realised non-hedge derivatives	296	286	581
Attributable gold income including realised non-hedge derivatives	2,049	2,163	4,302

Attributable gold sold - oz (000)	1,577	1,651	3,412
Price received per unit - $/oz	1,299	1,310	1,261

June 2019 Interim report - www.AngloGoldAshanti.com
39

B    Adjusted EBITDA (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	181	86	278
Add back :
Interest paid per income statement (note 6)	96	85	178
Interest received per income statement	(8)	(9)	(17)
Amortisation of tangible, right of use and intangible assets (note 3)	296	297	630
Other amortisation	6	11	15
Associates and joint ventures - adjustments for amortisation, interest, taxation and other	72	71	159
EBITDA	643	541	1,243

Adjustments :
Other (gains) and losses	1	(3)	9
Fair value adjustments	(1)	—	3
Impairment and derecognition of assets (note 5)	9	94	104
Write-down of inventories (note 5)	—	1	1
Care and maintenance costs (note 4)	39	47	74
Retrenchment and related costs	6	33	32
Loss (profit) on disposal of assets (note 5)	1	22	20
Unrealised non-hedge derivative (gain) loss	(7)	(9)	3
Associates and joint ventures' special items	(2)	(2)	(2)
Dividend income	—	—	(2)
Realised gain on other commodity contracts	—	(1)	(5)
Adjusted EBITDA	689	723	1,480

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

C    Adjusted net debt

	As at	As at	As at
	Jun	Jun	Dec
	2019	2018	2018
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,324	2,004	1,911
Lease liabilities - non-current portion	145
Borrowings - current portion	731	47	139
Lease liabilities - current portion	49
Total borrowings	2,249	2,051	2,050
Less cash and cash equivalents	(342)	(215)	(329)
Net debt	1,907	1,836	1,721

Adjustments:
IFRS16 lease adjustments	(136)
Corporate office lease	—	(13)	(9)
Unamortised portion of borrowing costs	21	16	13
Cash restricted for use	(53)	(53)	(66)
Adjusted net debt	1,739	1,786	1,659

Adjusted net debt to Adjusted EBITDA	1.20:1	1.12:1	1.12:1

June 2019 Interim report - www.AngloGoldAshanti.com
40

D	Summary of operations by mine
	For the six months ended 30 June 2019

	Operations in South Africa
	(in $ millions, except as otherwise noted)

		Mponeng	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
	All-in sustaining costs
	Cost of sales per segmental information(5)	140	140	91	—	231	(3)
	By product revenue	—	—	—	—	—	—
	Realised other commodity contracts	—	—	—	—	—	—
	Amortisation of tangible, right of use and intangible assets	(22)	(22)	(7)	—	(29)	(2)
	Adjusted for decommissioning amortisation	—	—	—	—	—	—
	Lease payment sustaining	—	—	—	—	—	1
	Corporate administration and marketing related to current operations	—	—	—	—	—	40
	Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—
	Sustaining exploration and study costs	—	—	—	—	—	(1)
	Total sustaining capital expenditure	24	24	3	—	27	—
	Amortisation relating to inventory	—	—	(2)	—	(2)	—
	All-in sustaining costs	142	142	85	—	227	35
	Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—
	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	142	142	85	—	227	35

	All-in sustaining costs	142	142	85	—	227	35
	Non-sustaining Project capex	2	2	—	—	2	—
	Non-sustaining lease payments	—	—	—	—	—	—
	Technology improvements	—	—	—	—	—	—
	Non-sustaining exploration and study costs	—	—	—	—	—	—
	Care and maintenance	—	—	—	18	18	—
	Corporate and social responsibility costs not related to current operations	—	—	—	—	—	3
	Other provisions	—	—	—	—	—	1
	All-in costs	144	144	85	18	247	39
	Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—
	All-in costs adjusted for non-controlling interests and non-gold producing companies	144	144	85	18	247	39

	Gold sold - oz (000)(2)	115	115	79	—	194	—

	All-in sustaining cost per unit - $/oz(3)	1,233	1,233	1,076	—	1,169	—
	All-in cost per unit - $/oz(3)	1,247	1,247	1,076	—	1,271	—

	(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
	(2)	Attributable portion.
	(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

	(4)	Corporate includes non-gold producing subsidiaries.
	(5)	Refer - Segmental information.

June 2019 Interim report - www.AngloGoldAshanti.com
41

For the six months ended 30 June 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	140	140	91	—	231	(3)
By product revenue	—	—	—	—	—	—
Inventory change	—	—	(2)	(1)	(3)	—
Amortisation of intangible assets	—	—	—	—	—	—
Amortisation of tangible and right of use assets	(22)	(22)	(7)	—	(29)	(2)
Rehabilitation and other non-cash costs	(1)	(1)	—	—	(1)	(1)
Retrenchment costs	—	—	—	—	—	—
Total cash costs	117	117	81	(1)	198	(6)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	117	117	81	(1)	198	(6)

Gold produced - oz (000) (2)	115	115	79	—	193	—

Total cash costs per unit - $/oz(3)	1,018	1,018	1,025	—	1,021	—

June 2019 Interim report - www.AngloGoldAshanti.com
42

For the six months ended 30 June 2019

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	170	24	26	220	128	—	150	284	—	563
By product revenue	—	—	—	(1)	—	—	—	—	—	(1)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, right of use and intangible assets	(69)	(2)	(2)	(73)	(24)	—	(18)	(56)	(1)	(99)
Adjusted for decommissioning amortisation	—	—	—	1	—	—	—	1	—	1
Lease payment sustaining	1	—	—	1	—	—	—	11	—	11
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	3	4	1	9
Total sustaining capital expenditure	21	—	—	21	8	—	4	31	—	44
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	123	22	24	169	114	—	139	275	—	528
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(21)	—	—	(21)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	123	22	24	169	114	—	118	275	—	507

All-in sustaining costs	123	22	24	169	114	—	139	275	—	528
Non-sustaining Project capex	5	—	(2)	3	—	78	4	—	—	82
Non- sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	—	—	—	—	—	—	—
Care and maintenance costs	—	—	—	—	—	22	—	—	(1)	21
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	1	—	—	1
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	129	22	21	172	114	100	144	275	(1)	632
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(22)	—	—	(22)
All-in costs adjusted for non-controlling interests and non-gold producing companies	129	22	21	172	114	100	122	275	(1)	610

Gold sold - oz (000)(2)	185	17	25	227	140	—	103	255	—	498

All-in sustaining cost per unit - $/oz(3)	664	1,335	941	744	814	—	1,145	1,078	—	1,018
All-in cost per unit - $/oz(3)	696	1,335	857	761	814	—	1,180	1,078	—	1,225

June 2019 Interim report - www.AngloGoldAshanti.com
43

For the six months ended 30 June 2019

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa Other	Subsidiaries
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	170	24	26	220	128	—	150	284	—	563
By product revenue	—	—	—	(1)	—	—	—	—	—	—
Inventory change	2	(1)	1	2	(3)	—	3	(18)	—	(18)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible and right of use assets	(69)	(2)	(2)	(73)	(24)	—	(18)	(56)	—	(98)
Rehabilitation and other non-cash costs	(1)	—	—	(1)	(2)	—	(3)	(4)	—	(9)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	102	21	24	147	99	—	132	206	—	437
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(20)	—	—	(20)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	102	21	24	147	99	—	112	206	—	417

Gold produced - oz (000) (2)	188	16	25	229	135	—	104	243	—	482

Total cash costs per unit - $/oz(3)	541	1,322	954	641	732	—	1,078	846	—	864

June 2019 Interim report - www.AngloGoldAshanti.com
44

For the six months ended 30 June 2019

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	158	150	11	319	137	191	57	1	385
By product revenue	—	(1)	—	(1)	(24)	(11)	—	—	(35)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, right of use and intangible assets	(28)	(54)	(4)	(86)	(19)	(46)	(15)	—	(80)
Adjusted for decommissioning amortisation	1	—	—	1	—	(1)	—	—	(1)
Lease payment sustaining	3	2	4	9	—	3	—	—	3
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	1	2	3	—	7
Total sustaining capital expenditure	18	35	—	53	15	42	17	—	74
Amortisation relating to inventory	—	—	—	—	(4)	—	—	—	(4)
All-in sustaining costs	156	132	12	300	106	180	62	1	349
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	—	(8)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	156	132	12	300	98	180	62	1	341

All-in sustaining costs	156	132	12	300	106	180	62	1	349
Non-sustaining Project capex	—	5	—	5	—	—	—	7	7
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	2	1	9	12	—	1	—	21	22
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	3	1	—	4
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	158	138	21	317	106	184	63	29	382
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	—	(8)
All-in costs adjusted for non-controlling interests and non-gold producing companies	158	138	21	317	98	184	63	29	374

Gold sold - oz (000)(2)	142	176	—	318	114	174	52	—	340
	—	—	—	—	—	—	—	—	—
All-in sustaining cost per unit - $/oz(3)	1,098	748	—	939	860	1,036	1,195	—	1,004
All-in cost per unit - $/oz(3)	1,111	782	—	994	861	1,061	1,210	—	1,102

June 2019 Interim report - www.AngloGoldAshanti.com
45

For the six months ended 30 June 2019

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	158	150	11	319	137	191	57	1	385
By product revenue	—	(1)	—	(1)	(24)	(11)	—	—	(35)
Inventory change	(6)	2	1	(3)	(3)	2	(1)	—	(2)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible and right of use assets	(28)	(54)	(4)	(86)	(19)	(46)	(15)	—	(80)
Rehabilitation and other non-cash costs	(3)	(2)	(1)	(6)	(6)	(1)	—	—	(8)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(2)
Total cash costs	121	95	7	223	84	133	40	1	259
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	121	95	7	223	78	133	40	1	252

Gold produced - oz (000) (2)	136	180	—	316	108	175	51	—	334
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	887	525	—	704	723	761	799	—	757

June 2019 Interim report - www.AngloGoldAshanti.com
46

For the six months ended 30 June 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(5)	220	1,496
By product revenue	(1)	(37)
Realised other commodity contracts	—	—
Amortisation of tangible, right of use and intangible assets	(73)	(296)
Adjusted for decommissioning amortisation	1	2
Lease payment sustaining	1	25
Corporate administration and marketing related to current operations	—	40
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	19
Total sustaining capital expenditure	21	198
Amortisation relating to inventory	—	(6)
All-in sustaining costs	169	1,441
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(29)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	169	1,412

All-in sustaining costs	169	1,441
Non-sustaining Project capex	3	96
Non-sustaining lease payments	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	—	34
Care and maintenance costs	—	39
Corporate and social responsibility costs not related to current operations	—	8
Other provisions	—	1
All-in costs	172	1,620
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(30)
All-in costs adjusted for non-controlling interests and non-gold producing companies	172	1,590

Gold sold - oz (000)(2)	227	1,350
		—
All-in sustaining cost per unit - $/oz(3)	744	1,046
All-in cost per unit - $/oz(3)	761	1,178

June 2019 Interim report - www.AngloGoldAshanti.com
47

For the six months ended 30 June 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(5)	220	1,496
By product revenue	(1)	(37)
Inventory change	2	(26)
Amortisation of intangible assets	—	(2)
Amortisation of tangible and right of use assets	(73)	(294)
Rehabilitation and other non-cash costs	(1)	(26)
Retrenchment costs	0	(2)
Total cash costs	147	1,109
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(26)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	147	1,083

Gold produced - oz (000)(2)	229	1,325

Total cash costs per unit - $/oz(3)	641	818

June 2019 Interim report - www.AngloGoldAshanti.com
48

For the six months ended 30 June 2018

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
All-in sustaining costs
Cost of sales per segmental information(5)	28	48	76	171	—	171	104	—	352	(8)
By product revenue	(2)	(4)	(6)	—	—	—	—	—	(6)	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	(1)
Amortisation of tangible and intangible assets	—	—	—	(33)	—	(33)	(9)	—	(42)	(2)
Adjusted for decommissioning amortisation	—	—	—	1	—	1	(1)	—	—	—
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	38
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	1	1	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	—
Total sustaining capital expenditure	—	7	7	24	—	24	7	—	37	1
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	26	51	77	163	—	163	100	1	341	28
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	26	51	77	163	—	163	100	1	341	28

All-in sustaining costs	26	51	77	163	—	163	100	1	341	28
Non-sustaining Project capex	—	—	—	3	—	3	—	—	3	—
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	3	3	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	—
Care and maintenance	—	—	—	—	—	—	—	19	19	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	1	1	4
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	26	51	77	166	—	166	100	24	368	32
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	26	51	77	166	—	166	100	24	368	32

Gold sold - oz (000)(2)	13	41	53	120	—	120	87	—	261	—
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	2,076	1,250	1,445	1,359	—	1,359	1,146	—	1,306	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	2,076	1,250	1,445	1,387	—	1,387	1,146	—	1,408	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

June 2019 Interim report - www.AngloGoldAshanti.com
49

For the six months ended 30 June 2018

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	28	48	76	171	—	171	104	—	352	(8)
By product revenue	(2)	(4)	(6)	—	—	—	—	—	(6)	—
Inventory change	—	(1)	(2)	—	—	—	(2)	—	(4)	—
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	—	—	—	(33)	—	(33)	(9)	—	(42)	(2)
Rehabilitation and other non-cash costs	(1)	(1)	(2)	(1)	1	(1)	—	—	(3)	—
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	25	42	67	137	1	137	92	—	296	(10)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	25	42	67	137	1	137	92	—	296	(10)

Gold produced - oz (000) (2)	12	39	51	119	—	119	87	—	257	—

Total cash costs per unit - $/oz(3)	2,007	1,086	1,307	1,147	—	1,153	1,061	—	1,152	—

June 2019 Interim report - www.AngloGoldAshanti.com
50

For the six months ended 30 June 2018

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint Ventures	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	195	19	36	250	117	(4)	139	284	2	538
By product revenue	—	—	—	(1)	—	—	—	(1)	—	(1)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(75)	(3)	(5)	(82)	(14)	—	(19)	(66)	(1)	(100)
Adjusted for decommissioning amortisation	—	2	—	2	—	—	—	1	—	1
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—	—	2	3	—	5
Total sustaining capital expenditure	31	2	—	33	18	—	2	25	—	45
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	151	20	32	203	122	(4)	124	246	1	488
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(19)	—	—	(19)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	151	20	32	203	122	(4)	105	246	1	470

All-in sustaining costs	151	20	32	203	122	(4)	124	246	1	488
Non-sustaining Project capex	8	—	—	8	—	4	48	—	—	52
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	—	5	—	—	5
Care and maintenance costs	—	—	—	—	—	28	—	—	—	28
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	160	20	32	211	122	28	177	246	1	574
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(27)	—	—	(27)
All-in costs adjusted for non-controlling interests and non-gold producing companies	160	20	32	211	122	28	150	246	1	548

Gold sold - oz (000)(2)	173	15	30	218	132	—	127	239	—	498
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	876	1,319	1,050	930	928	—	826	1,030	—	943
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	926	1,319	1,051	971	928	—	1,179	1,030	—	1,099

June 2019 Interim report - www.AngloGoldAshanti.com
51

For the six months ended 30 June 2018

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint ventures	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	195	19	36	250	117	(4)	139	284	2	538
By product revenue	—	—	—	(1)	—	—	—	(1)	—	(1)
Inventory change	(2)	—	—	(2)	(5)	—	(2)	(12)	—	(20)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible assets	(75)	(3)	(5)	(82)	(14)	—	(19)	(66)	—	(99)
Rehabilitation and other non-cash costs	(1)	—	(1)	(2)	—	4	2	(1)	—	5
Retrenchment costs	—	—	(1)	(1)	—	—	—	—	—	—
Total cash costs	118	16	30	162	98	—	119	204	—	422
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(18)	—	—	(18)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	118	16	30	162	98	—	101	204	—	404

Gold produced - oz (000) (2)	168	14	30	213	126	—	127	229	—	482

Total cash costs per unit - $/oz(3)	699	1,075	980	765	781	—	798	891	—	839

June 2019 Interim report - www.AngloGoldAshanti.com
52

For the six months ended 30 June 2018

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	149	132	10	291	179	188	64	(1)	430
By product revenue	—	(1)	—	(1)	(65)	(7)	—	—	(72)
Realised other commodity contracts	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible and intangible assets	(21)	(38)	(3)	(63)	(24)	(47)	(18)	—	(89)
Adjusted for decommissioning amortisation	1	—	—	1	(4)	(3)	(2)	—	(9)
Lease payment sustaining	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	2	2	—	4	1	2	2	—	5
Total sustaining capital expenditure	36	44	—	79	15	44	15	1	75
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	165	139	6	311	103	177	60	(1)	340
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	(1)	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	165	139	6	311	95	177	60	(2)	331

All-in sustaining costs	165	139	6	311	103	177	60	(1)	340
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	9	9	—	1	—	15	16
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	6	—	(1)	5
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	165	139	15	319	103	184	60	14	361
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	—	(8)
All-in costs adjusted for non-controlling interests and non-gold producing companies	165	139	15	319	95	184	60	14	353

Gold sold - oz (000) (2)	147	148	—	296	145	177	56	—	378
	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz (3)	1,124	938	—	1,052	657	999	1,075	—	877
All-in cost per unit (excluding stockpile write-offs) - $/oz (3)	1,124	938	—	1,081	657	1,038	1,079	—	936

June 2019 Interim report - www.AngloGoldAshanti.com
53

For the six months ended 30 June 2018

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	149	132	10	291	179	188	64	(1)	430
By produict revenue	—	(1)	—	(1)	(65)	(7)	—	—	(72)
Inventory change	7	5	—	13	(10)	(2)	(1)	—	(14)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(21)	(38)	(3)	(63)	(24)	(47)	(18)	—	(89)
Rehabilitation and other non-cash costs	2	2	—	3	(5)	2	1	—	(2)
Retrenchment costs	—	—	—	—	(1)	(1)	—	—	(2)
Total cash costs	136	100	6	242	74	133	44	(1)	251
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	136	100	6	242	69	133	44	(1)	245

Gold produced - oz (000) (2)	153	153	—	306	140	175	55	—	370

Total cash costs per unit - $/oz(3)	888	655	—	790	489	761	802	—	662

June 2019 Interim report - www.AngloGoldAshanti.com
54

For the six months ended 30 June 2018

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(5)	250	1,602
By product revenue	(1)	(80)
Realised other commodity contracts	—	(2)
Amortisation of tangible and intangible assets	(82)	(297)
Adjusted for decommissioning amortisation	2	(7)
Lease payment sustaining	—	—
Corporate administration and marketing related to current operations	—	38
Inventory writedown to net realisable value and other stockpile adjustments	—	1
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	33	238
Amortisation relating to inventory	—	—
All-in sustaining costs	203	1,507
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(27)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	203	1,479

All-in sustaining costs	203	1,507
Non-sustaining Project capex	8	56
Non-sustaining lease payments	—	—
Technology improvements	—	3
Non-sustaining exploration and study costs	1	30
Care and maintenance costs	—	47
Corporate and social responsibility costs not related to current operations	—	10
Other provisions	—	—
All-in costs	211	1,653
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(34)
All-in costs adjusted for non-controlling interests and non-gold producing companies	211	1,619

Gold sold - oz (000)(2)	218	1,433
		—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	930	1,034
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	971	1,131

June 2019 Interim report - www.AngloGoldAshanti.com
55

For the six months ended 30 June 2018

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(5)	250	1,602
By product revenue	(1)	(80)
Inventory change	(2)	(25)
Amortisation of intangible assets	—	(2)
Amortisation of tangible assets	(82)	(294)
Rehabilitation and other non-cash costs	(2)	3
Retrenchment costs	(1)	(2)
Total cash costs	162	1,202
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(24)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	162	1,178

Gold produced - oz (000)(2)	213	1,415

Total cash costs per unit - $/oz(3)	765	832

June 2019 Interim report - www.AngloGoldAshanti.com
56

For the year ended 31 December 2018

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
All-in sustaining costs
Cost of sales per segmental information(5)	29	48	77	320	—	320	193	—	590	(4)
By product revenue	(2)	(4)	(6)	—	—	—	—	—	(6)	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	(57)	—	(57)	(15)	—	(72)	(3)
Adjusted for decommissioning amortisation	—	—	—	—	—	—	(3)	—	(3)	(1)
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	75
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	1	1	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	—	7	7	49	—	49	12	—	68	3
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	27	51	78	312	—	312	187	1	578	73
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	27	51	78	312	—	312	187	1	578	73

All-in sustaining costs	27	51	78	312	—	312	187	1	578	73
Non-sustaining Project capex	—	—	—	5	—	5	—	—	5	—
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	4	4	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	2
Care and maintenance costs	—	—	—	—	—	—	—	35	35	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	8
Other provisions	—	—	—	—	—	—	—	—	—	(2)
All-in costs	27	51	78	317	—	317	188	40	622	78
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	27	51	78	317	—	317	188	40	622	78

Gold sold - oz (000)(2)	13	41	53	265	—	265	171	—	490	—
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	2,115	1,247	1,452	1,177	(118)	1,177	1,094	—	1,178	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	2,115	1,247	1,452	1,196	(118)	1,196	1,094	—	1,268	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

June 2019 Interim report - www.AngloGoldAshanti.com
57

For the year ended 31 December 2018

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Cash costs
Cost of sales per segmental information(5)	29	48	77	320	—	320	193	—	590	(3)
By product revenue	(2)	(4)	(6)	—	—	—	—	—	(6)	—
Inventory change	—	(1)	(1)	—	—	—	(4)	—	(5)	(1)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	—	—	—	(57)	—	(57)	(15)	—	(72)	(3)
Rehabilitation and other non-cash costs	(2)	(1)	(3)	(4)	—	(4)	2	2	(3)	1
Retrenchment costs	—	—	—	—	—	—	—	—	—	(1)
Total cash costs	25	42	67	259	—	259	176	2	504	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	25	42	67	259	—	259	176	2	504	(8)

Gold produced - oz (000) (2)	12	39	51	265	—	265	171	—	487	—

Total cash costs per unit - $/oz(3)	2,002	1,083	1,304	977	—	983	1,030	—	1,033	—

June 2019 Interim report - www.AngloGoldAshanti.com
58

For the year ended 31 December 2018

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint Ventures	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Adjusted for decommissioning amortisation	1	3	—	4	—	—	2	2	—	4
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	7	8	—	16
Total sustaining capital expenditure	54	2	—	56	43	—	11	59	—	113
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(40)	—	—	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	278	40	56	374	248	(6)	227	535	—	1,004

All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Non-sustaining Project capex	10	—	1	11	—	48	85	—	—	133
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	10	—	—	11
Care and maintenance costs	—	—	—	—	—	39	—	—	—	39
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	289	40	57	386	248	82	362	535	—	1,227
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(54)	—	—	(54)
All-in costs adjusted for non-controlling interests and non-gold producing companies	289	40	57	386	248	82	308	535	—	1,173

Gold sold - oz (000)(2)	370	30	58	459	254	—	244	568	—	1,066
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	752	1,321	990	820	977	—	930	940	—	941
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	782	1,321	1,005	846	977	—	1,261	940	—	1,099

June 2019 Interim report - www.AngloGoldAshanti.com
59

For the year ended 31 December 2018

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint ventures	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Inventory change	(3)	—	1	(2)	—	—	(3)	(2)	—	(5)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Rehabilitation and other non-cash costs	(1)	(1)	—	(2)	—	6	(5)	(10)	—	(8)
Retrenchment costs	—	—	(2)	(2)	—	—	—	—	—	—
Total cash costs	219	34	55	308	204	—	240	454	—	898
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(36)	—	—	(36)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	219	34	55	308	204	—	204	454	—	862

Gold produced - oz (000) (2)	363	30	59	452	254	—	242	564	—	1,060

Total cash costs per unit - $/oz(3)	600	1,145	938	680	804	—	844	804	—	813

June 2019 Interim report - www.AngloGoldAshanti.com
60

For the year ended 31 December 2018

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	310	293	19	622	325	382	129	2	838
By product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Realised other commodity contracts	—	—	—	—	—	—	—	(5)	(5)
Amortisation of tangible and intangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	(1)	(192)
Adjusted for decommissioning amortisation	1	1	—	2	(3)	(6)	(2)	—	(11)
Lease payment sustaining	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	7	5	—	12	2	4	4	—	10
Total sustaining capital expenditure	79	74	1	154	36	96	35	9	176
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	346	279	14	639	199	360	124	6	688
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	(9)	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	346	279	14	639	184	360	124	(3)	664

All-in sustaining costs	346	279	14	639	199	360	124	6	688
Non-sustaining exploration and study costs	—	2	—	2	—	—	—	—	—
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	18	18	—	2	—	33	36
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	2	12	3	(1)	16
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	346	281	32	659	201	374	127	38	740
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	346	281	32	659	186	374	127	38	725

Gold sold - oz (000) (2)	283	332	—	615	282	370	131	—	783
	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz (3)	1,223	843	—	1,038	652	973	945	—	855
All-in cost per unit (excluding stockpile write-offs) - $/oz (3)	1,223	848	—	1,070	656	1,015	965	—	932

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For the year ended 31 December 2018

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	310	293	19	622	325	382	129	2	838
By product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Inventory change	7	5	—	12	(7)	(6)	(3)	—	(16)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	(1)	(192)
Rehabilitation and other non-cash costs	—	(5)	(1)	(6)	(10)	4	2	—	(4)
Retrenchment costs	—	—	—	—	(2)	(1)	—	—	(3)
Total cash costs	266	199	12	477	145	263	86	1	495
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(11)	—	—	—	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	266	199	12	477	134	263	86	1	484

Gold produced - oz (000) (2)	289	336	—	625	282	364	130	—	776

Total cash costs per unit - $/oz(3)	920	594	—	762	476	723	660	—	624

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For the year ended 31 December 2018

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(5)	480	3,173
By product revenue	(1)	(138)
Realised other commodity contracts	—	(5)
Amortisation of tangible and intangible assets	(165)	(630)
Adjusted for decommissioning amortisation	4	(9)
Lease payment sustaining	—	—
Corporate administration and marketing related to current operations	—	76
Inventory writedown to net realisable value and other stockpile adjustments	—	1
Sustaining exploration and study costs	—	38
Total sustaining capital expenditure	56	515
Amortisation relating to inventory	—	—
All-in sustaining costs	374	3,021
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	374	2,957

All-in sustaining costs	374	3,021
Non-sustaining Project capex	11	139
Non-sustaining lease payments	—	—
Technology improvements	—	4
Non-sustaining exploration and study costs	1	66
Care and maintenance costs	—	74
Corporate and social responsibility costs not related to current operations	—	24
Other provisions	—	(2)
All-in costs	386	3,326
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(69)
All-in costs adjusted for non-controlling interests and non-gold producing companies	386	3,257

Gold sold - oz (000)(2)	459	2,953

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	820	1,000
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	846	1,102

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For the year ended 31 December 2018

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(5)	480	3,173
By product revenue	(1)	(138)
Inventory change	(2)	(14)
Amortisation of intangible assets	—	—
Amortisation of tangible assets	(165)	(630)
Rehabilitation and other non-cash costs	(2)	(20)
Retrenchment costs	(2)	(4)
Total cash costs	308	2,367
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(48)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	308	2,319

Gold produced - oz (000)(2)	452	2,948

Total cash costs per unit - $/oz(3)	680	787

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Other information - Exchange rates

	Jun	Jun	Dec
	2019	2018	2018
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	14.19	12.30	13.25
ZAR/USD closing	14.07	13.72	14.35

AUD/USD average for the year to date	1.42	1.30	1.34
AUD/USD closing	1.42	1.35	1.42

BRL/USD average for the year to date	3.84	3.43	3.66
BRL/USD closing	3.83	3.86	3.87

ARS/USD average for the year to date	41.48	21.62	28.14
ARS/USD closing	42.45	28.86	37.81

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Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
Debt Securities code: BIANG

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 8, 2019    By: /s/ ME SANZ_
Name: ME Sanz
Title: Executive Vice President – General Counsel, Compliance and Company Secretary

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